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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

Portola Pharmaceuticals, Inc.
(Name of Subject Company)

Portola Pharmaceuticals, Inc.
(Name of Person(s) Filing Statement)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

737010108
(CUSIP Number of Class of Securities)

John B. Moriarty, Jr.
Executive Vice President, General Counsel and Secretary
Portola Pharmaceuticals, Inc.
270 E. Grand Avenue
South San Francisco, California 94080
(650) 246-7000
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of the Person(s) Filing Statement)

With copies to:
Jamie Leigh, Esq.
Kenneth Guernsey, Esq.
Ian Nussbaum, Esq.
Cooley LLP
101 California Street, 5th Floor
San Francisco, CA 94111
(415) 693-2000

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.    Subject Company Information.

Name and Address

                The name of the subject company is Portola Pharmaceuticals, Inc., a Delaware corporation ("Portola" or the "Company"). Unless the context indicates otherwise, we use the terms "us," "we" and "our" to refer to Portola. The address of Portola's principal executive office is 270 East Grand Avenue, South San Francisco, California 94080. The telephone number of Portola's principal executive office is (650) 246-7000.

Securities

                The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits and annexes attached hereto, this "Schedule 14D-9") relates is Portola's common stock, par value $0.001 per share (each such share, a "Share," and, collectively, the "Shares"). As of May 19, 2020, there were (i) 78,517,282 Shares issued and outstanding, (ii) 9,082,332 Shares were subject to issuance pursuant to outstanding stock options (each, a "Portola Option" and, collectively, the "Portola Options") (assuming target-level achievement, or two-thirds of the applicable award, for Portola Options subject to performance-based conditions), (iii) 1,733,937 Shares were issuable upon settlement of outstanding restricted stock units (each, a "Portola RSU" and collectively, the "Portola RSUs"), (iv) 577,000 Shares were issuable upon settlement of outstanding performance-based restricted stock units (each, a "Portola PSU" and, collectively, the "Portola PSUs") (assuming target-level achievement, or two thirds of the applicable award), and (v) 1,075,153 Shares estimated to be subject to outstanding purchase rights under the Portola 2013 Employee Stock Purchase Plan, as amended (the "ESPP") (based on total employee contributions to the ESPP from March 1, 2020 through June 15, 2020 and assuming the closing price per Share as reported by Nasdaq on the purchase date for the current offering period was equal to the Offer Price (as defined below)).

Item 2.    Identity and Background of Filing Person.

Name and Address

                Portola, the subject company, is the person filing this Schedule 14D-9. The name, business address and business telephone number of Portola are set forth in "Item 1. Subject Company Information—Name and Address" above.

Tender Offer

                This Schedule 14D-9 relates to the tender offer (the "Offer") by Odyssey Merger Sub Inc., a Delaware corporation ("Purchaser") and a direct, wholly owned subsidiary of Alexion Pharmaceuticals, Inc., a Delaware corporation ("Alexion"), to purchase all of the issued and outstanding Shares at an offer price per Share of $18.00 (the "Offer Price"), net to the holder of such Share, in cash, without interest and subject to any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 27, 2020 (as it may be amended or supplemented from time to time, the "Offer to Purchase"), and in the related Letter of Transmittal (as it may be amended or supplemented from time to time, the "Letter of Transmittal").

                The consummation of the Offer is subject to various conditions, including there being validly tendered in accordance with the terms of the Offer and not validly withdrawn, prior to the expiration of the Offer, a number of Shares that (together with the Shares then owned by Alexion and Purchaser and their affiliates and excluding any Shares tendered pursuant to guaranteed delivery procedures that have not yet been "received" (as such term is defined in Section 251(h)(6)(f) of the DGCL)) represents at least a majority of the outstanding Shares (the "Minimum Condition"). The Offer is described in a Tender Offer Statement on Schedule TO (as it may be amended or supplemented from time to time, the "Schedule TO"), filed by Purchaser and Alexion with the Securities and Exchange Commission (the "SEC") on May 27, 2020. The Offer to Purchase and form of Letter of Transmittal are filed as

Exhibits (a)(1)(A) and (a)(1)(B) to this Schedule 14D-9, respectively, and are incorporated herein by reference.

                The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of May 5, 2020 (as it may be amended from time to time, the "Merger Agreement"), by and among Portola, Alexion and Purchaser. A more complete description of the Merger Agreement can be found in Section 13 of the Offer to Purchase under the caption "The Merger Agreement" and a copy of the Merger Agreement has been filed as Exhibit (e)(1) to this Schedule 14D-9 and each is incorporated herein by reference.

                Following the consummation of the Offer, the Merger Agreement provides that, among other things, upon its terms and subject to the satisfaction or (to the extent permitted by applicable law) waiver of each of the applicable conditions set forth therein, Purchaser will be merged with and into Portola, with Portola surviving as a direct, wholly owned subsidiary of Alexion (the "Merger"). The Merger Agreement contemplates that the Merger will be effected pursuant to Section 251(h) of the Delaware General Corporation Law (the "DGCL"), which permits completion of the Merger without a vote of the holders of Shares upon the acquisition by Purchaser of a majority of the outstanding Shares. Under the DGCL and the terms of the Merger Agreement, Portola and Alexion must consummate the Merger as soon as practicable (but in any event on the same day as) following the consummation of the Offer. At the effective time of the Merger (the "Effective Time"), each Share, other than Shares held (i) by stockholders who validly exercise appraisal rights under Section 262 of the DGCL, (ii) by Alexion, Purchaser or any other direct or indirect wholly owned subsidiary of Alexion or Purchaser, (iii) in the Portola's treasury, or (iv) by Portola or any of its direct or indirect wholly owned subsidiaries, will be canceled and converted into the right to receive the Offer Price, in each case without interest and subject to any applicable withholding taxes (the "Merger Consideration").

                Purchaser commenced (within the meaning of Rule 14d-2 promulgated under the Securities Exchange Act of 1934 (the "Exchange Act")) the Offer on May 27, 2020. Subject to the terms and conditions of the Merger Agreement and the Offer, the Offer shall initially be scheduled to expire at one minute following 11:59 p.m., Eastern Time, on July 1, 2020. Acceptance for payment of Shares validly tendered and not validly withdrawn pursuant to and subject to the conditions to the Offer (as more fully described in Section 14 of the Offer to Purchase under the caption "Conditions of the Offer") shall occur on July 2, 2020, unless Alexion extends the Offer pursuant to the terms of the Merger Agreement.

                The foregoing summary of the Offer, the Merger, the Merger Agreement, and the transactions contemplated by such agreements (collectively, the "Transactions") is qualified in its entirety by the descriptions contained in the Offer to Purchase, and the terms of the Merger Agreement and the Letter of Transmittal.

                As set forth in the Schedule TO, Alexion's principal executive offices are located at 121 Seaport Boulevard, Boston, Massachusetts 02210. The telephone number of Alexion is (475) 230-2596.

                Information relating to the Offer, including the Offer to Purchase, the Letter of Transmittal and related documents and this Schedule 14D-9, can be found on the SEC's website at www.sec.gov, or on the investor relations section of Portola's website at www.investors.portola.com.

Item 3.    Past Contacts, Transactions, Negotiations and Agreements.

                Except as set forth or incorporated by reference in this Schedule 14D-9, including in the Definitive Proxy Statement of Portola on Schedule 14A filed with the SEC on April 20, 2020, and filed as Exhibit (e)(3) to this Schedule 14D-9, which is incorporated by reference herein, to the knowledge of Portola, as of the date of this Schedule 14D-9, there is no material agreement, arrangement or understanding, nor any actual or potential conflict of interest, between Portola or its affiliates, on the one hand, and (i) any of Portola's executive officers, directors or affiliates, or (ii) Alexion, Purchaser or their respective executive officers, directors or affiliates, on the other hand.

                The Portola board of directors (the "Portola Board") was aware of all such contracts, agreements, arrangements or understandings and any actual or potential conflicts of interest and considered them along with other matters described below in "Item 4. The Solicitation or Recommendation—Portola's Reasons for the Offer and the Merger."

Arrangements between Portola and Alexion

Merger Agreement

                The summary of the material terms of the Merger Agreement contained in Section 13 of the Offer to Purchase under the caption "The Merger Agreement" is incorporated herein by reference. We encourage all of Portola's stockholders to read the Merger Agreement carefully and in its entirety because it contains important information. The legal rights and obligations of Portola, Alexion and Purchaser are governed by the specific language of the Merger Agreement and not by the summary contained in Section 13 of the Offer to Purchase under the caption "The Merger Agreement." The Merger Agreement contains representations and warranties made by Portola to Alexion and Purchaser and representations and warranties made by Alexion and Purchaser to Portola. The Merger Agreement has been filed as an exhibit to this Schedule 14D-9 to provide stockholders with information regarding its terms and is not intended to modify or supplement any rights of the parties under the Merger Agreement. The Merger Agreement and the summary of its terms contained in the Offer to Purchase filed by Purchaser with the SEC on May 27, 2020 are incorporated herein by reference. In particular, the assertions embodied in these representations and warranties are qualified by a confidential disclosure letter made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. The confidential disclosure letter contains information that modifies, qualifies and creates exceptions to the representations and warranties and certain covenants set forth in the Merger Agreement. Accordingly, the representations and warranties may not describe the actual state of affairs at the date they were made or at any other time, and investors should not rely on them as statements of fact. Portola's stockholders are not third-party beneficiaries of the Merger Agreement, except with respect to their right to receive the Offer Price following the time Purchaser accepts for payment Shares tendered and not validly withdrawn pursuant to the Offer (the "Offer Acceptance Time") or to receive the Merger Consideration at and after the Effective Time, and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or conditions of Portola, Alexion or Purchaser or any of their respective subsidiaries or affiliates. Information concerning the subject matter of such representations, warranties and covenants, which do not purport to be accurate as of the date of this Schedule 14D-9, may have changed since the date of the Merger Agreement, which subsequent information may or may not be fully reflected in Portola's or Alexion's public disclosure.

                The summary of the material terms of the Merger Agreement contained in Section 13 of the Offer to Purchase and the descriptions of the conditions to the Offer contained in the Offer to Purchase and incorporated herein by reference do not purport to be complete and are qualified in their entirety by reference to the full text of the Merger Agreement. The Merger Agreement is included as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.

Confidentiality Agreements

                On August 27, 2019, the Company entered into a commercial confidentiality agreement with Alexion to facilitate discussions regarding a potential license of assets (the "Licensing NDA"). The terms of the Licensing NDA were superseded by the terms of the Confidentiality Agreement described below.

                The Company and Alexion entered into a confidentiality and non-disclosure agreement dated as of April 4, 2020 (the "Confidentiality Agreement"). As a condition to being furnished Confidential Information (as defined in the Confidentiality Agreement), Alexion agreed, subject to certain exceptions, that, during the term of the Confidentiality Agreement, it would, and it would direct its representatives to, keep such Confidential Information confidential and not disclose it any manner whatsoever, and to use such information solely for the purpose of evaluating, negotiating, proposing or consummating a possible transaction between the parties. The Confidentiality Agreement contains standstill obligations with a term ending on August 6, 2020; however, such standstill includes the right for Alexion to confidentially make proposals to the chief executive officer of the Company or the Portola Board during the standstill period and a fall-away provision upon the public announcement of a strategic transaction. The Confidentiality Agreement provided Alexion with exclusivity in the negotiation of a possible transaction between the parties until May 6, 2020. The foregoing summary description of the Confidentiality Agreement does not purport to be complete and is qualified in its entirety by reference to the Confidentiality Agreement, filed as Exhibit (e)(2) to this Schedule 14D-9 and incorporated herein by reference.

Interests of Our Directors and Executive Officers in the Merger

                Portola's directors and executive officers may have interests in the Offer, the Merger and the other Transactions that are different from, or in addition to, the interests of Portola's stockholders generally. These interests may include, among others, executive severance benefits agreements that executive officers have entered into with Portola that provide for severance benefits, including, without limitation, the acceleration of vesting of Portola Options, Portola RSUs and Portola PSUs, in the event the executive officer experiences a qualifying termination of employment on, or within a specified period prior to or following, a change in control of Portola, and certain indemnification obligations. These interests may create potential conflicts of interest. The Portola Board was aware of these interests and considered them, among other matters, in recommending the Offer and approving the Merger Agreement and the Transactions, as further described below in the section captioned "Item 4. The Solicitation or Recommendation—Portola's Reasons for the Offer and the Merger."

Effect of the Offer and the Merger on Portola Common Stock and Equity Awards

Consideration for Portola Common Stock in the Merger

                If the Company's executive officers and directors who own Shares tender their Shares for purchase pursuant to the Offer, they will receive the same consideration on the same terms and conditions as the other stockholders of the Company. If such executive officers and directors do not tender their Shares for purchase pursuant to the Offer, but the conditions of the Offer are otherwise satisfied or waived in accordance with the terms of the Merger Agreement and the Merger is consummated, such executive officers and directors will also receive the same consideration on the same terms and conditions as the other stockholders of the Company.

                The following table sets forth the number of Shares beneficially owned as of May 19, 2020 by each of our executive officers and directors, excluding shares issuable upon exercise of stock options and vesting of Portola RSUs, and the aggregate consideration that would be payable for such Shares pursuant to the Offer based on the Offer Price.

Name of Executive Officer or Director	Number of Shares Beneficially Owned(1)	Implied Cash Consideration for Shares
Scott Garland	24,529	441,522.00
Mardi C. Dier	39,563	712,134.00
John B. Moriarty, Jr. J.D.	12,893	232,074.00
Ernie W. Meyer	9,541	171,738.00
Sheldon L. Koenig	5,075	91,350.00
Glenn P. Brame	7,651	137,718.00
Rajiv Patni, M.D.	0	0
Jeffrey W. Bird, M.D., Ph.D.	527,172	9,489,096.00
H. Ward Wolff	17,960	323,280.00
Hollings C. Renton	16,020	288,360.00
John H. Johnson	13,194	237,492.00
Laura Brege	13,194	237,492.00
Dennis Fenton, Ph.D.	13,194	237,492.00
David C. Stump, M.D.	13,194	237,492.00
Ted W. Love, M.D.	0	441,522.00
All of our current executive officers and non-employee directors as a group (15 persons)	713,180	12,837,240.00

(1)
In calculating the number of Shares beneficially owned for this purpose, Shares underlying Portola Options (whether or not currently exercisable), Portola PSUs, and Portola RSUs held by each individual are excluded.

Consideration for Portola Options in the Merger—Generally

                Each Portola Option that has a per Share exercise price less than the Merger Consideration (each, a "Portola In-the-Money Option") and is vested and outstanding as of immediately prior to the Effective Time (each, a "Vested In-the-Money Option") will be canceled immediately prior to, and contingent upon, the Effective Time, and converted into the right to receive a cash amount equal to the product of (i) the number of Shares that are subject to such Vested In-the-Money Option immediately prior to the Effective Time and (ii) the excess, if any, of the Merger Consideration over the exercise price per Share of such Vested In-the-Money Option, subject to any applicable withholding or other taxes required by applicable law.

                Each Portola In-the-Money Option that, immediately prior to the Effective Time, is held by a non-employee director or an employee that has delivered to Portola and not revoked an executed restrictive covenant and release agreement (each such holder, a "Qualified Holder") and is unvested and outstanding will become fully vested (in the case of any such Portola In-the-Money Option subject to performance-based vesting conditions, assuming performance is achieved at target, or two-thirds of the Shares underlying the award) immediately prior to, and contingent upon, the Effective Time (each such option, an "Accelerated In-the-Money Option"). All Accelerated In-the-Money Options will be canceled as of immediately prior to, and contingent upon, the Effective Time, and converted into the right to receive a cash amount equal to the product of (i) the number of Shares that are subject to such Accelerated In-the-Money Option immediately prior to the Effective Time and (ii) the excess, if any, of the Merger Consideration over the exercise price per Share of such Accelerated In-the-Money Option, subject to any applicable withholding or other taxes required by applicable law.

                Each Portola In-the-Money Option held by a non-Qualified Holder that is unvested and outstanding immediately prior to the Effective Time (each, a "Rollover In-the-Money Option") will be converted at the Effective Time into an option to acquire, on substantially the same terms and conditions as were applicable to such Rollover In-the-Money Option (but excluding any performance conditions), the number of shares of Alexion common stock (rounded down to the nearest whole share), determined by multiplying the number of Shares subject to such Rollover In-the-Money Option immediately prior to the Effective Time (in the case of any Rollover In-the-Money Option subject to performance-based vesting conditions, assuming performance is achieved at target, or two-thirds of the Shares underlying the award) by an exchange ratio equal to the Merger Consideration divided by the closing price per share of Alexion's common stock on the trading day immediately preceding the date on which the Effective Time occurs (the "Exchange Ratio"), at an exercise price per share of Alexion common stock (rounded up to the nearest whole cent) equal to the exercise price per Share of such Rollover In-the-Money Option divided by the Exchange Ratio. Each Rollover In-the-Money Option that is subject to performance-based vesting conditions and converts into an Alexion option as described above will vest after the Effective Time, subject to continued service, in three equal annual installments on each of the first three anniversaries of the applicable grant date, subject to any vesting acceleration provisions contained in severance agreements or arrangements applicable to the holder of such Rollover In-the-Money Option.

                Each Portola Option that has a per Share exercise price equal to or greater than the Merger Consideration (each, a "Portola Underwater Option") and is outstanding immediately prior to the Effective Time, whether vested or unvested, will become fully vested and will be canceled without payment as of immediately prior to, and contingent upon, the Effective Time.

Consideration for Portola Restricted Stock Units and Performance Stock Units in the Merger—Generally

                Each Portola RSU that is outstanding immediately prior to the Effective Time and held by a non-employee director (each, a "Portola Cash-Out RSU") will become fully vested and will be canceled as of immediately prior to, and contingent upon, the Effective Time, in exchange for the right to receive a cash amount equal to the product of (i) the number of Shares deliverable under such Portola Cash-Out RSU multiplied by (ii) the Merger Consideration, subject to any applicable withholding or other taxes required by applicable law.

                Each Portola RSU other than a Portola Cash-Out RSU that is outstanding immediately prior to the Effective Time (each, a "Portola Rollover RSU") will be converted into a restricted stock unit, subject to substantially the same terms and conditions as were applicable to such Portola Rollover RSU, with respect to the number of shares of Alexion common stock determined by multiplying the total number of Shares subject to such Portola Rollover RSU as of immediately prior to the Effective Time by the Exchange Ratio (rounded to the nearest whole share).

                Each Portola PSU that is outstanding immediately prior to the Effective Time will be converted into a restricted stock unit, subject to substantially the same terms and conditions as were applicable to such Portola PSU (including the applicable vesting requirements but excluding the performance conditions), with respect to the number of shares of Alexion common stock determined by multiplying the total number of Shares subject to such Portola PSU as of immediately prior to the Effective Time (assuming performance is achieved at target, or two-thirds of the award) by the Exchange Ratio (rounded to the nearest whole share), and will vest after the Effective Time, subject to continued service, in three equal annual installments on the later of (i) the first business day of the first calendar quarter of each of 2021, 2022 and 2023, and (ii) each of the first three anniversaries of the applicable grant date, in each case, subject to any vesting acceleration provisions contained in severance agreements or arrangements applicable to the holder of such Portola PSU.

Treatment of Executive Officer and Director Equity Awards in the Merger

                All Portola Options, Portola RSUs, and Portola PSUs held by Portola's executive officers and non-employee directors will be treated as described in the preceding subsections of this "—Effect of the Offer and the Merger on Portola Common Stock and Equity Awards." In addition, each of our executive officers is eligible to receive "double-trigger" vesting acceleration benefits with respect to his or her Portola equity awards pursuant to his or her Executive Severance Benefits Agreement with Portola, as further described below in the section captioned "—Executive Severance Benefits Agreements with Executive Officers."

Table of Estimated Consideration for Executive Officer and Director Equity Awards

                The following table sets forth (i) the estimated cash amounts that our executive officers and non-employee directors are eligible to receive (before deduction of applicable tax withholding) in connection with the Merger in respect of their Vested In-the-Money Options, Accelerated In-the-Money Options and Portola Cash-Out RSUs, as applicable, and (ii) the number of Shares underlying such awards, in each case as of May 19, 2020.

                Solely for purposes of the table below, we have assumed that each of our executive officers and non-employee directors will be a Qualified Holder (as described above), and that the Effective Time will occur on May 19, 2020. Portola Underwater Options will be canceled without payment of any consideration and have not been included in the table below. Information regarding the Portola Rollover RSUs and Portola PSUs held by our executive officers is provided below in the section captioned "—Table of Executive Officer Awards Converting into Alexion Equity Awards."

Name	Shares Underlying Vested In-the- Money Options (#)(1)	Value of Vested In-the- Money Options ($)(2)	Shares Underlying Accelerated In-the- Money Options (#)(3)	Value of Accelerated In-the- Money Options ($)(4)	Shares Underlying Portola Cash-Out RSUs (#)(5)	Value of Portola Cash-Out RSUs ($)(6)	Total Value ($)(7)
Scott Garland	12,500	65,125.00	287,500	1,497,875.00	0	—	1,563,000.00
Mardi C. Dier	4,062	21,163.02	93,438	486,811.98	0	—	507,975.00
John B. Moriarty, Jr., J.D.	4,062	21,163.02	93,438	486,811.98	0	—	507,975.00
Ernie W. Meyer	4,062	21,163.02	93,438	486,811.98	0	—	507,975.00
Sheldon L. Koenig	4,062	21,163.02	93,438	486,811.98	0	—	507,975.00
Glenn P. Brame	4,062	21,163.02	93,438	486,811.98	0	—	507,975.00
Rajiv Patni, M.D.	0	—	125,000	986,250.00	0	—	986,250.00
Jeffrey W. Bird, M.D., Ph.D.	0	—	0	—	0	—	—
H. Ward Wolff	10,520	115,720.00	0	—	0	—	115,720.00
Hollings C. Renton	0	—	0	—	0	—	—
John H. Johnson	0	—	0	—	0	—	—
Laura Brege	0	—	0	—	0	—	—
Dennis Fenton, Ph.D.	0	—	0	—	0	—	—
David C. Stump, M.D.	0	—	0	—	0	—	—
Ted W. Love, M.D.	0	—	0	—	8,294	149,292.00	149,292.00
All of our current executive officers and non-employee directors as a group (15 persons)	43,330	$286,660.10	879,690	$4,918,184.90	8,294	$149,292.00	$5,354,137.00

(1)
Represents the aggregate number of Shares subject to the Vested In-the-Money Options held by the executive officer or non-employee director, as applicable, as of May 19, 2020.

(2)
Equals the difference between (i) the aggregate number of Shares subject to the Vested In-the-Money Options held by the executive officer or non-employee director, as applicable, as of May 19, 2020 multiplied by the Merger Consideration and (ii) the aggregate exercise price of such Vested In-the-Money Options.

(3)
Represents the aggregate number of Shares subject to the Accelerated In-the-Money Options held by the executive officer or non-employee director, as applicable, as of May 19, 2020 (assuming target-level achievement for Accelerated

  In-the-Money Options subject to performance-based conditions, or two-thirds of the Shares underlying the applicable award). All of the executive officers other than Rajiv Patni, M.D. hold an Accelerated In-the-Money Option subject to performance-based conditions.

(4)
Equals the difference between (i) the aggregate number of Shares subject to the Accelerated In-the-Money Options (assuming target-level achievement for Accelerated In-the-Money Options subject to performance-based conditions, or two-thirds of the Shares underlying the applicable award) held by the executive officer or non-employee director, as applicable, as of May 19, 2020 multiplied by the Merger Consideration and (ii) the aggregate exercise price of such Accelerated In-the-Money Options.

(5)
Represents the aggregate number of Shares subject to the Portola Cash-Out RSUs held by the non-employee director as of May 19, 2020.

(6)
Equals the aggregate number of Shares subject to the Portola Cash-Out RSUs held by the non-employee director as of May 19, 2020 multiplied by the Merger Consideration.

(7)
Equals the sum of the amounts shown in the "Value of Vested In-the-Money Options," "Value of Accelerated In-the-Money Options" and "Value of Portola Cash-Out RSUs" columns.

Table of Executive Officer Awards Converting into Alexion Equity Awards

                The following table sets forth (i) the number of Shares underlying the Portola Rollover RSUs and Portola PSUs held by our executive officers and (ii) the double-trigger acceleration value of such awards, in each case as of May 19, 2020. Solely for purposes of the table below, we have assumed that each of our executive officers will be a Qualified Holder (as described above), and will therefore have no Rollover In-the-Money Options. As described in more detail above, Portola Rollover RSUs and Portola PSUs will not be converted into the right to receive cash consideration in connection with the Merger and will instead be converted into Alexion restricted stock units. Furthermore, as described in more detail below, the Portola Rollover RSUs and Portola PSUs held by our executives will become fully vested upon a qualifying termination of the applicable executive's employment with Portola on, within three months prior to, or within 12 months following, a "change in control" of Portola (which would include the Merger). Solely for purposes of the table below, we have assumed that the Effective Time will occur on May 19, 2020, and that each of our executive officers will have a qualifying termination immediately following the Effective Time.

Name	Shares Underlying Portola Rollover RSUs (#)(1)	Acceleration Value of Portola Rollover RSUs ($)(2)	Shares Underlying Portola PSUs (#)(3)	Acceleration Value of Portola PSUs ($)(4)	Total Acceleration Value ($)(5)
Scott Garland	153,399	2,761,182.00	100,000	1,800,000.00	4,561,182.00
Mardi C. Dier	32,291	581,238.00	48,750	877,500.00	1,458,738.00
John B. Moriarty, Jr., J.D.	37,083	667,494.00	48,750	877,500.00	1,544,994.00
Ernie W. Meyer	48,750	877,500.00	48,750	877,500.00	1,755,000.00
Sheldon L. Koenig	32,916	592,488.00	48,750	877,500.00	1,469,988.00
Glenn P. Brame	42,916	772,488.00	48,750	877,500.00	1,649,988.00
Rajiv Patni, M.D.	35,000	630,000.00	0	0.00	630,000.00

(1)
Represents the aggregate number of Shares subject to the Portola Rollover RSUs held by the executive officer as of May 19, 2020.

(2)
Equals the aggregate number of Shares subject to the Portola Rollover RSUs held by the executive officer as of May 19, 2020 multiplied by the Merger Consideration.

(3)
Represents the aggregate number of Shares subject to the Portola PSUs held by the executive officer as of May 19, 2020 (assuming target-level achievement, or two-thirds of the applicable award).

(4)
Equals the aggregate number of Shares subject to the Portola PSUs (assuming target-level achievement, or two-thirds of the applicable award) held by the executive officer as of May 19, 2020 multiplied by the Merger Consideration.

(5)
Equals the sum of the amounts shown in the "Acceleration Value of Portola Rollover RSUs" and "Acceleration Value of Portola PSUs" columns.

Treatment of the ESPP

                Pursuant to the terms of the Merger Agreement, the Company has taken action to (i) terminate the ESPP, as of immediately prior to the date of the closing of the Merger ("Closing Date"), (ii) ensure that no offering period under the ESPP will commence on or after the date of the Merger Agreement, (iii) if the Closing occurs prior to the end of the offering period that was in effect under the ESPP as of the date of the Merger Agreement, cause a new exercise date under the ESPP to be set to the date that is ten (10) business days prior to the initial Offer expiration time, for the automatic exercise of purchase rights under the ESPP on such date, (iv) prohibit participants in the ESPP from altering their payroll deductions from those in effect on the date of the Merger Agreement (other than to discontinue their participation in the ESPP), and (v) provide that the amount of the accumulated contributions of each participant under the ESPP as of immediately prior to the Offer expiration time will, to the extent not used to purchase Shares under the ESPP, be refunded to such participant as promptly as practicable following the Effective Time (without interest).

Executive Severance Benefits Agreements with Executive Officers

                We have entered into an Executive Severance Benefits Agreement with each of our executive officers that contains severance provisions providing for continuation of base salary and continuation of group health benefits for a specified period of time, and, in certain cases, a bonus payment and equity award vesting acceleration benefits, upon termination of the executive officer's employment by the Company without "cause" (excluding by reason of death or disability) or resignation by the executive officer for "good reason" (each, a "Qualifying Termination").

                To receive any of the severance benefits under his or her Executive Severance Benefits Agreement, the executive officer is required to timely execute and not revoke a general release of claims and comply with further cooperation and confidentiality provisions.

                If an executive officer has a Qualifying Termination on, or during the three-month period prior to, or within the 12-month period following, a "change in control" of Portola (which would include the Merger) (such period, the "CIC Period"), such executive officer would be eligible to receive the following severance benefits:

  •
  continuation of the executive officer's annual base salary for the CIC Severance Period (described below);

  •
  a cash payment equal to the product of (A) 1/12th of the greater of (i) the average annual bonus paid to the executive officer for the three years preceding the date of termination (or such lesser number of years during which the executive officer has been employed by the Company), or (ii) the executive officer's annual target cash bonus opportunity, as in effect on the date of termination, and (B) the number of months in the CIC Severance Period;

  •
  company-paid premiums for continued coverage under our group health insurance plans for the executive officer and his or her eligible dependents, as provided under the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended, or COBRA ("COBRA Continuation"), until the earlier of (i) the end of the applicable CIC Severance Period, (ii) such time as the executive officer is eligible for health insurance coverage with a subsequent employer or (iii) such time as the executive officer and his or her dependents are no longer eligible for COBRA coverage; and

  •
  full acceleration of vesting and exercisability of all outstanding Portola equity awards held by the executive officer.

                For purposes of the foregoing, "CIC Severance Period" means 24 months for Mr. Garland and 15 months for the other executive officers.

                If an executive officer has a Qualifying Termination outside the CIC Period, such executive officer would be eligible for 12 months (15 months for Mr. Garland) base salary continuation and COBRA Continuation.

                If any payment or benefit an executive officer would receive in connection with a change in control of the Company (including payments and benefits under the executive officer's Executive Severance Benefits Agreement) (each, a "Payment") would constitute a "parachute payment" within the meaning of Section 280G of the Internal Revenue Code of 1986, as amended (the "Code"), and could be subject to the related excise tax, then such Payment will be equal to either (i) the largest portion of the Payment that would result in no portion of the Payment being subject to the excise tax, or (ii) the largest portion of the payment, up to and including the total, of the Payment, whichever amount, after taking into account all applicable taxes and the excise tax, results in the executive officer's receipt, on an after-tax basis, of the greater amount of the Payment notwithstanding that all or some portion of the Payment may be subject to the excise tax.

                For purposes of these agreements, the term "cause" means any of the following: (i) the executive officer's willful and material failure to perform duties or follow lawful and reasonable directions following written notice of such failure from the Portola Board; (ii) conviction of a felony or a crime involving moral turpitude or dishonesty; (iii) willful engagement in gross misconduct that is materially and demonstrably injurious to us; or (iv) material breach of such executive officer's confidentiality agreement by the executive officer.

                For purposes of these agreements, the term "good reason" means any of the following: subject to certain exceptions, (i) a decrease in the executive officer's total target compensation of more than 10%, which both we and the executive officer acknowledge as a diminution in the executive officer's base compensation and a material breach by us of the executive officer's employment agreement with us; (ii) a material diminution of position, duties and responsibilities; (iii) an increase in the executive officer's round-trip driving distance of more than 50 miles from the executive officer's principal personal residence to the principal business location; or (iv) our failure to obtain a satisfactory agreement from any successor to assume and agree to perform under the material terms of the change in control severance benefits agreement. Before an executive officer may terminate employment for "good reason," the executive officer must notify us in writing, we must fail to remedy or cure the alleged "good reason" and the executive officer must then terminate employment, all within prescribed time periods.

Prorated Bonuses

                In the event that the Merger occurs prior to Portola paying annual cash incentives in respect of 2020, each participant in an annual bonus plan or program who is terminated by Alexion or one of its affiliates without "cause" following the closing, but prior to the payment date of a bonus in respect of 2020, will be paid a bonus equal to such participant's target annual bonus, multiplied by a fraction, the numerator of which is the number of days between January 1, 2020 and the date on which the termination occurs (or, if earlier, December 31, 2020), and the denominator of which is 365, subject to the participant's execution of an effective release of claims. Any bonuses paid pursuant to the Merger Agreement, however, will not be paid to the extent a bonus payment is already payable to a participant with respect to the same period of time pursuant to any severance agreements, arrangements, policies or otherwise entered into with Portola or Alexion.

Gross-Up Payments

                Portola may enter into gross-up agreements with individuals who are Qualified Holders and who would otherwise be subject to an excise tax pursuant to the provisions of Sections 280G and 4999 of the Code, with the aggregate amount of such gross-up payments not to exceed $6,000,000.

Employee Matters Following the Merger Closing

                Alexion has agreed that from and after the Effective Time, Alexion will honor, and cause the surviving corporation of the Merger (the "Surviving Corporation") to honor, all Portola employee plans that provide a contractual entitlement to any Portola employee or service provider.

                For one year following the Effective Time, Alexion will provide, or cause to be provided, to each Portola employee as of immediately prior to the Effective Time who is employed by the Surviving Corporation (or any of its subsidiaries) immediately following the Effective Time (each, a "Continuing Employee"), base salary (or base wages, as the case may be) and short-term cash incentive compensation opportunities, each of which is no less favorable than that in effect for such Continuing Employee as of immediately prior to the Effective Time. Until December 31, 2020, Alexion will provide, or cause to be provided, to each Continuing Employee who remains employed, welfare benefits (other than severance benefits) that are substantially comparable in the aggregate to, at Alexion's election, the welfare benefits provided to such Continuing Employees immediately prior to the Effective Time or the welfare benefits provided to similarly situated employees of Alexion.

                If the Merger closing occurs prior to Portola paying annual cash incentives in respect of 2020, Portola will pay to each participant in an annual bonus plan or program of Portola who is terminated by Alexion or one of its affiliates without cause following the Merger closing but prior to the payment date a bonus in respect of 2020 equal to such participant's target annual bonus, multiplied by a fraction, the numerator of which is the number of days between January 1, 2020 and the date on which the termination occurs (or, if earlier, December 31, 2020), and the denominator of which is 365, subject to such participant's execution of an effective release of claims, payable either, in Alexion's discretion, at the same time as all such other annual bonuses or following the effective date of the release of claims. Any bonuses paid pursuant to the Merger Agreement, however, will not be paid to the extent a bonus payment is already payable to a participant with respect to the same period of time pursuant to any severance agreements, arrangements, policies or otherwise entered into with Portola or Alexion.

                Unless otherwise directed by Alexion in writing not less than ten (10) business days prior to the Closing Date, Portola will cause the Portola 401(k) Plan to be terminated effective immediately prior to the Effective Time. Prior to the termination of the Portola 401(k) Plan, each participant in the Portola 401(k) Plan who has not yet been credited with the full five percent (5%) Portola matching contribution for the plan year will be credited with a "true-up" contribution, such that after the making of such contribution, the participant will have received an amount equal to the full matching contribution. Commencing on the 120th day following the Effective Time, Alexion will permit the "rollover" of amounts held in Portola 401(k) Plan accounts, as well as any notes evidencing loans under the Portola 401(k) Plan, into a tax-qualified 401(k) plan maintained by Alexion.

                Alexion has agreed that from and after the Closing Date, Alexion will use its reasonable best efforts to cause the service of each Continuing Employee to be recognized for purposes of eligibility to participate, levels of benefits (but not for benefit accruals or participation eligibility under any defined benefit pension plan or plan providing post-retirement medical benefits, subsidized early retirement benefits, or any other similar benefits) and vesting under each compensation, vacation, fringe or other welfare benefit plan, program or arrangement of the Surviving Corporation or any of its affiliates

(collectively, the "Alexion Benefit Plans") in which any Continuing Employee is or becomes eligible to participate, but solely to the extent that service was credited to such employee for such purposes under a comparable Portola employee plan immediately prior to the Closing Date and to the extent that such credit would not result in a duplication of benefits. Alexion has also agreed to use its reasonable best efforts to cause any deductible, co-insurance and covered out-of-pocket expenses paid on or before the Closing Date by any Continuing Employee (or eligible dependent thereof) to be taken into account for purposes of satisfying the corresponding deductible, coinsurance and maximum out-of-pocket provisions from and after the Closing Date under any applicable Alexion Benefit Plan in the same plan year in which the Closing Date occurs.

                Alexion also has agreed that from and after the Closing Date, with respect to each Alexion Benefit Plan that is an "employee welfare benefit plan" as defined in Section 3(1) of the Employee Retirement Income Security Act of 1974, as amended, in which any Continuing Employee is or becomes eligible to participate, Alexion will use its reasonable best efforts to cause each such Alexion Benefit Plan to waive all limitations as to pre-existing conditions, waiting periods, required physical examinations and exclusions with respect to participation and coverage requirements applicable under such Alexion Benefit Plan for such Continuing Employees and their eligible dependents to the same extent that such pre-existing conditions, waiting periods, required physical examinations and exclusions would not have applied or would have been waived under the corresponding Portola employee plan in which such Continuing Employee was a participant immediately prior to his or her commencement of participation in such Alexion Benefit Plan.

Golden Parachute Compensation

                This section sets forth the information required by Item 402(t) of Regulation S-K regarding the compensation for each of our named executive officers that is based on or otherwise relates to the Merger. This compensation is referred to as "golden parachute" compensation by the applicable SEC disclosure rules. The amounts set forth in the table are estimates based on multiple assumptions that may or may not actually occur, including assumptions described in this Schedule 14D-9 and in the footnotes to the table. As a result, the actual amounts, if any, that a named executive officer receives may materially differ from the amounts set forth in the table.

                The table below assumes that (1) the Effective Time will occur on May 19, 2020; (2) the employment of each named executive officer will be terminated immediately following the Effective Time without "cause" or on account of "good reason," if applicable (each as defined above in the section captioned "—Executive Severance Benefits Agreements with Executive Officers"), entitling the named executive officer to receive severance payments and benefits under their respective offer letter agreement; (3) the named executive officer's base salary rate and target bonus remain unchanged from that in effect as of May 19, 2020; (4) no named executive officer receives any additional equity grants on or prior to the Effective Time that will vest on or prior to the Effective Time; (5) each named executive officer is a Qualified Holder; and (6) no named executive officer enters into a new agreement or is otherwise legally entitled to, prior to the Effective Time, additional compensation or benefits. For a narrative description of the terms and conditions applicable to the payments quantified in the table below, see the preceding subsections of this "Item 3. Past Contacts, Transactions, Negotiations and Agreements." The amounts shown in the table do not include the payments or benefits that would have been earned on or prior to the Effective Time, or the value of payments or benefits that are not based on or otherwise related to the Merger. In the footnotes to the table below, we refer to payments that are conditioned on the occurrence of both the Merger as well as the named executive officer's termination of employment without "cause" or on account of "good reason," if applicable, as being payable on a "double trigger" basis and payments or benefits that are conditioned only upon the occurrence of the Merger as being payable on a "single trigger" basis.

	Golden Parachute Compensation(1)
Name	Cash ($)(2)	Equity ($)(3)	Perquisites/ Benefits ($)(4)	Tax Reimbursement ($)(5)	Total ($)(6)
Scott Garland	2,548,156	6,059,057	79,389	3,125,221	11,811,823
Mardi Dier	1,079,066	1,945,550	27,626	—	3,052,242
John B. Moriarty, Jr.	1,068,383	2,031,806	46,912	—	3,147,101
Ernie W. Meyer	897,442	2,241,812	30,764	—	3,170,018
Sheldon L. Koenig	924,562	1,956,800	27,626	1,144,666	4,053,654

(1)
The conditions under which each of these payments and benefits are to be provided are further described above in the section captioned "—Interests of Our Directors and Executive Officers in the Merger," and in the footnotes below. Under each named executive officer's Executive Severance Benefits Agreement, if payments or benefits payable to the named executive officer would be subject to the excise tax imposed by Sections 280G and 4999 of the Code, such amounts will be reduced to the extent necessary to avoid such excise tax, unless the named executive officer would be better off, on an after tax basis, receiving a larger portion, up to and including full payment, of such amounts. The effect of this provision and any related cut backs are not reflected in the values disclosed in this table.

(2)
The amounts listed in this column are "double trigger" amounts and represent (a) the cash severance payments under each executive's severance benefits agreement, as further described above in the section captioned "—Executive Severance Benefits Agreements with Executive Officers" and (b) a prorated bonus with respect to 2020, as further described above in the section captioned "—Prorated Bonuses." The table below sets forth the breakdown of these components.

Name	Cash Severance Payments ($)	Prorated Bonus ($)
Scott Garland	2,354,625	193,531
Mardi Dier	985,242	93,824
John B. Moriarty, Jr.	975,488	92,895
Ernie W. Meyer	819,410	78,032
Sheldon L. Koenig	844,172	80,390
(3)
The amounts listed in this column represent the value of the "single-trigger" vesting acceleration that each named executive officer will receive with respect to his or her Accelerated In-the-Money Options pursuant to the terms of the Merger Agreement, as described in more detail in the section above captioned "—Consideration for Portola Options in the Merger—Generally." The amounts listed in this column also represent the "double-trigger" vesting acceleration benefits that each named executive officer will receive with respect to his or her Portola Rollover RSUs and Portola PSUs, as applicable, under his or her severance benefits agreement, as further described above in the section captioned "—Executive Severance Benefits Agreements with Executive Officers."

(4)
The amounts listed in this column represent the value of payment of welfare plan premiums under each executive's severance benefits agreement, as further described above in the section captioned "—Executive Severance Benefits Agreements with Executive Officers." These amounts are "double trigger" amounts.

(5)
These amounts represent the gross-up payment that would be paid to certain named executive officers in order to put them in a position as if no excise tax triggered by the application of Sections 280G and 4999 of the Code had applied, and assume (i) no payments or benefits that the named executive officer becomes entitled to receive will be reduced pursuant to the named executive officer's Executive Severance Benefits Agreement to avoid the excise tax imposed by Sections 280G and 4999 of the Code and (ii) no portion of any payment or benefit conditioned on the named executive officer's compliance with a noncompetition or other restrictive covenant agreement will be treated as reasonable compensation for purposes of Section 280G Code. These amounts are "single trigger" amounts.

(6)
As noted above, certain payments and benefits are payable on a "single trigger" basis, while others are payable on a "double trigger" basis. The totals of these amounts are as follows:

Name	Single Trigger ($)	Double Trigger ($)
Scott Garland	4,623,096	7,188,727
Mardi Dier	486,812	2,565,430
John B. Moriarty, Jr.	486,812	2,660,289
Ernie W. Meyer	486,812	2,683,206
Sheldon L. Koenig	1,631,478	2,422,176

Rule 14d-10(d) Matters

                Prior to the consummation of the Offer, to the extent required, the compensation committee of the Portola Board will take such steps to cause each employment compensation, severance or other employee benefit arrangement pursuant to which consideration is payable to any officer, director or employee who is a holder of any security of the Company to be approved by the compensation committee of the Portola Board in accordance with the requirements of Rule 14d-10(d)(2) under the Exchange Act and the instructions thereto as an "employment compensation, severance or other employee benefit arrangement" within the meaning of Rule 14d-10(d)(2) under the Exchange Act and satisfy the requirements of the non-exclusive safe harbor set forth in Rule 14d-10(d) of the Exchange Act.

Indemnification and Insurance

                Portola's amended and restated certificate of incorporation, as amended, and amended and restated bylaws provide that Portola will indemnify the directors and officers of Portola for certain events or occurrences, subject to certain limits, while the officer or director is or was serving at our request in such capacity, as permitted under Delaware law. In addition, Portola has entered into indemnification agreements with each of its directors and executive officers. These agreements, among other things, require Portola to indemnify each director and each executive officer to the fullest extent permitted by Delaware law, including indemnification of expenses such as attorneys' fees, judgments, fines and settlement amounts incurred by the director or executive officer in any action or proceeding, including any action or proceeding by or in right of Portola, arising out of the person's services as a director or executive officer (the "Indemnity Agreements"). The form of the Indemnity Agreement is filed as Exhibit (e)(20) to this Schedule 14D-9 and is herein incorporated by reference.

                Under the Merger Agreement, for six (6) years after the Effective Time, the Surviving Corporation must assume the obligations under the Indemnification Agreements and hold harmless, to the fullest extent permitted under applicable law and in accordance with Portola's amended and restated certificate of incorporation, as amended, amended and restated bylaws, each current and former director and executive officer of Portola and its subsidiaries against any losses, claims, damages, liabilities, fees, expenses, judgments or fines incurred in connection with any pending or threatened claims bases on or arising out of, the fact of such person serving as an officer or director Portola or any of its subsidiaries.

                From and after the Effective Time, the Surviving Corporation is required to maintain, and Alexion shall cause the Surviving Corporation to maintain, in effect, the current policy of directors' and officers' liability insurance for a period of six years after the Effective Time or, at or prior to the Effective Time, Portola will use its reasonable best efforts to purchase (through a nationally recognized insurance broker approved by Alexion) a six (6) year "tail" policy, in each case to cover their acts and omissions occurring prior to the Effective Time; however, in no event shall the Surviving Corporation be required to expend in any one year an amount in excess of 300% of the annual premium currently payable by Portola for its directors' and officers' liability insurance prior to the date of the Merger Agreement, it being understood that if the annual premiums payable for such insurance coverage exceeds such amount, Alexion will cause the Surviving Corporation to obtain a policy with the greatest coverage available for a cost equal to such amount.

Section 16 Matters

                Prior to the consummation of the Offer, Portola and the Portola Board will take all actions, to the extent necessary, or as may be reasonably requested by any Alexion or Purchaser to cause the dispositions or cancelations of equity securities of the Company (including any deemed dispositions or cancelations and any derivative securities with respect to any equity securities of the Company) held by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company, and who would otherwise be subject to Rule 16b-3 under the Exchange Act, to be exempt under Rule 16b-3 under the Exchange Act.

Item 4.    The Solicitation or Recommendation.

Recommendation of the Portola Board

                At a meeting held on May 4, 2020, after careful consideration, the Portola Board, among other things, unanimously:

  •
  determined that the Merger Agreement and the Transactions, including the Offer and the Merger, are advisable, fair to, and in the best interests of, the Company and the Company's stockholders;

  •
  approved and declared advisable the Merger Agreement and the Transactions, including the Offer and the Merger;

  •
  agreed that the Merger will be effected under Section 251(h) of the DGCL; and

  •
  resolved to recommend the stockholders of the Company (other than Alexion and its subsidiaries) accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

                Accordingly, and for the reasons further described below under "—Portola's Reasons for the Offer and the Merger," the Portola Board, on behalf of Portola, unanimously recommends that Portola's stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

                A joint press release, dated May 5, 2020, issued by Portola and Alexion announcing the Offer, the Merger and the Transactions, is included as Exhibit (a)(5)(A) hereto and is incorporated herein by reference.

Background of the Offer and the Merger

                As part of the ongoing consideration and evaluation of its long-term prospects and strategies, the Portola Board and management have regularly reviewed and assessed Portola's business strategies and objectives, including its prospects, strategic opportunities and challenges, and have considered various strategic options potentially available to Portola, all with the goal of enhancing value for stockholders and delivering the best possible treatments and services to patients, healthcare providers and hospitals. As part of its business strategies, Portola has regularly evaluated and discussed strategic opportunities for acquiring products or rights to products and technologies that are complementary to Portola's business from other biopharmaceutical companies, universities and medical research institutions.

                Portola's strategic discussions have also focused on, among other things, collaborations with other biopharmaceutical companies, universities and medical research institutions to assist in the clinical development and/or commercialization of certain products and product candidates and to provide support for Portola's research programs. Specifically, in the second and third quarters of 2019, as part of Portola's exploration of these opportunities, the Portola Board identified potential strategic partners for a European Union, or EU, license of Andexxa (marketed as Ondexxya in the EU) and had discussions with several of such potential licensing partners, including Alexion. Discussions with such potential partners, including Alexion, with respect to an EU license of Ondexxya ended in September 2019 when the Portola Board determined not to pursue a licensing partnership for Ondexxya.

                In mid-November and early December 2019, Aradhana Sarin, Alexion's Chief Financial Officer, and Mardi Dier, Portola's Chief Financial Officer and Chief Business Officer, discussed meeting in person at the J.P. Morgan Healthcare Conference in January 2020 to discuss potential collaboration opportunities. Dr. Sarin and Ms. Dier subsequently agreed to include Ludwig Hantson, Ph.D., Alexion's President and Chief Executive Officer, and Scott Garland, Portola's Chief Executive Officer, in the upcoming meeting. In addition, on November 18, 2019, Dr. Sarin suggested that Alexion might be interested in considering something broader than the ex-U.S. Andexxa license opportunity they had previously discussed.

                Following the Portola Board's decision not to pursue an ex-U.S. license opportunity with respect to Andexxa, on December 13, 2019, Dr. Sarin sent a letter to Mr. Garland expressing Alexion's interest in a potential acquisition of Portola. The letter requested access to due diligence materials in order to inform a potential bid for Portola and did not specify a transaction price or contain a description of any specific transaction terms. The closing trading price per Share on December 13, 2019 was $26.31.

                On December 15, 2019 the Portola Board convened a meeting to discuss Alexion's letter with management and representatives of Cooley LLP ("Cooley"), Portola's outside legal counsel, in attendance.

                On December 17, 2019, the Portola Board convened a meeting to consider the retention of a financial advisor to assist it in connection with a review of Portola's strategic alternatives. The Portola Board met with two financial advisors, including Centerview Partners LLC ("Centerview"). Following discussion of the qualifications of the two financial advisor candidates, the Portola Board authorized management to engage Centerview because of its strength and experience in the life sciences sector and expertise and qualifications in transactions of this nature.

                On December 31, 2019, the Wuhan Municipal Health Commission of China reported to the World Health Organization (the "WHO") a cluster of cases of pneumonia in Wuhan, Hubei Province. Between January 4 and January 10, 2020, the WHO made a series of announcements about the disease outbreak and provided a tool for countries to check their ability to detect and respond to what had then been identified as a novel coronavirus.

                On January 9, 2020, following the close of the Nasdaq stock market, Portola issued a press release and hosted a conference call preannouncing its preliminary, unaudited Andexxa global net revenues for the fourth quarter and full year ended December 31, 2019, which were significantly below the expectations of investors and securities analysts. The closing trading price per Share on January 10, 2020 was $14.76, down from $24.74 the previous day.

                On January 12, 2020, Mr. Garland, Dr. Hantson, Ms. Dier and Dr. Sarin met in person at the J.P. Morgan Healthcare Conference. During this conversation, Mr. Garland and Ms. Dier answered questions posed by Dr. Hantson and Dr. Sarin about Andexxa and Dr. Hantson expressed Alexion's continued interest in exploring a potential ex-U.S. license of Andexxa. Mr. Garland indicated that Portola was not interested in exploring an ex-U.S. license of Andexxa at such time, but expressed an openness to continuing a dialogue with respect to other opportunities.

                On January 30, 2020, the WHO declared the outbreak of the disease caused by the novel coronavirus first identified in Wuhan, China, which was subsequently named Coronavirus Disease 2019, or COVID-19, a public health emergency of international concern. The following day the U.S. federal government declared COVID-19 a public health emergency and announced the imposition of restrictions on travel to the United States by certain foreign nationals who had been in China in the previous 14 days.

                On February 25, 2020, the U.S. Centers for Disease Control and Prevention (the "CDC") warned about the likely spread of COVID-19 in the United States, urging people to "prepare for the expectation that this might be bad."

                On February 27, 2020, Dr. Hantson and Dr. Sarin spoke with Mr. Garland and Ms. Dier and conveyed Alexion's interest in acquiring Portola for $18.00 per Share. Following the call, Dr. Sarin, on behalf of Alexion, delivered to Mr. Garland a non-binding expression of interest to acquire Portola for $18.00 per Share, subject to Alexion being able to conduct due diligence on Portola. The closing trading price per Share on February 27, 2020 was $10.17.

                On February 28, 2020, the WHO raised its assessment of the global risk of spread of COVID-19 from "high" to "very high."

                Also on February 28, 2020, the Portola Board convened a meeting to discuss Alexion's non-binding expression of interest with management and representatives of Cooley, and Centerview in attendance. Mr. Garland updated the Portola Board with respect to his and Ms. Dier's conversations with representatives of Alexion since the last meeting of the Portola Board. Mr. Garland and Ms. Dier then described the terms of the non-binding expression of interest. Representatives of Centerview discussed the expression of interest and advised the Portola Board to take additional time to complete some preliminary analytical work before responding to Alexion. The Portola Board also discussed whether or not to conduct a broader outreach in order to determine whether there might be other potentially interested parties. The Portola Board, with the advice of its financial advisor and management, assessed the benefits and risks of contacting other potentially interested parties, including the potential of obtaining a higher bid (including from Alexion), the risk that a leak could cause significant disruption to Portola's business, the likelihood of identifying counterparties that would have credible interest in a transaction in light of the ex-U.S. licensing partnership outreach process in 2019 and the market downturn caused by the spread of COVID-19. Following discussion, the Portola Board directed representatives of Centerview to contact a potentially interested industry participant (who had not participated in the process with respect to ex-U.S. Andexxa license opportunities in 2019) in order to explore whether there might be sufficient credible interest in a transaction with Portola, and agreed to reconvene to discuss Alexion's expression of interest in detail after management had time to consider preliminary market and financial perspectives of such expression of interest.

                On March 3, 2020, at the direction of the Portola Board, representatives of Centerview contacted the potentially interested party discussed at the February 28, 2020 meeting to ascertain its interest in pursuing a transaction with Portola. On March 4, 2020, such party stated it was not interested in pursuing such a transaction.

                On March 6, 2020, the Portola Board convened a meeting to discuss Alexion's non-binding expression of interest with management and representatives of Cooley in attendance. Before discussing

Alexion's expression of interest, Mr. Garland and Ms. Dier discussed formally retaining Centerview as financial advisor to Portola in connection with a potential sale of Portola, and reviewed the material terms of the proposed engagement letter and the relationship disclosure letter that Centerview had provided to the Portola Board in advance of the meeting. The Portola Board discussed the economic and other terms of, and authorized management to finalize, Centerview's engagement. The Portola Board then invited representatives of Centerview to join the meeting. Centerview discussed certain market and financial perspectives in light of Alexion's expression of interest and provided the Portola Board with an overview of Alexion based on publicly available information and discussed considerations regarding Alexion's ability to acquire Portola. Representatives of Centerview also discussed with the Portola Board its preliminary financial analyses, based upon the non-public, unaudited prospective financial information prepared by the management in January 2020, which is referred to as the "Initial Long-Term Plan" and further described below in the section captioned "—Projected Financial Information." The implied per Share equity value under the sum-of-the-parts discounted cash flow analysis based on the Initial Long-Term Plan ranged between $21.70 and $28.05, after taking into account the need for a future equity raise by Portola to continue as a standalone company and assuming Portola retained the worldwide right to commercialize Andexxa. The Portola Board asked questions, and a discussion with Centerview ensued. During the course of this discussion, the Portola Board discussed Portola's prospects and key drivers of Portola's long-term, standalone value, including its near-term need to raise capital, and instructed management to reassess the Initial Long-Term Plan in light of the current environment, including the Company's situation in light of the COVID-19 pandemic and the Company's financial performance to date. At the Portola Board's request, representatives of Centerview advised the Portola Board about potential responses by Portola to Alexion's expression of interest, including the possibility of contacting additional potential acquirors. The Portola Board then again discussed the possibility of reaching out to other potentially interested acquirors, weighed again the factors discussed during the February 28 meeting, including the lack of interest of the party Centerview contacted on March 3, and determined that contacting additional potentially interested parties was unlikely to generate additional credible interest and the risks of outreach outweighed the potential benefits in light of the low likelihood of generating such interest. The Portola Board then returned to a discussion regarding potential responses to Alexion's revised expression of interest. A representative of Cooley addressed the fiduciary duties of the Portola Board in the context of responding to an unsolicited expression of interest and responded to related questions from the Portola Board. Although the Portola Board viewed Alexion's expression of interest at such time as inadequate, the Portola Board agreed that additional information exchange and engagement might lead to a more compelling proposal. The Portola Board instructed management and its advisors to engage in limited due diligence exchange with Alexion, subject to Alexion expressing willingness to improve the terms of its proposal and Alexion and Portola entering into a mutually agreed confidentiality agreement.

                On March 7, 2020, Mr. Garland and Ms. Dier contacted Dr. Hantson and Dr. Sarin to inform Alexion that it was willing to provide certain due diligence information if Alexion would be willing to improve upon the terms of its proposal. Dr. Hantson and Dr. Sarin indicated Alexion's willingness to improve the terms of the proposal, but requested certain due diligence information in order to ascertain whether this would be feasible.

                Between March 8 and March 10, 2020, representatives of Alexion and Portola discussed the terms of a confidentiality agreement in connection with the proposed information exchange. The parties did not enter into a confidentiality agreement at this time because Alexion was not prepared to enter into a customary standstill and Portola was not willing to proceed without one. Accordingly, Alexion was not provided with due diligence.

                On March 11, 2020, the WHO declared the COVID-19 outbreak a pandemic. Also on March 11, the U.S. federal government outlined stricter travel restrictions on foreign travelers seeking to enter the United States.

                On March 16, 2020, the U.S. federal government announced social distancing guidelines. Around the same time, a number of other U.S. states and counties announced social distancing guidelines and ordered large gathering places to close.

                Also on March 16, the Portola Board convened a meeting with management and representatives of Cooley and Centerview in attendance. Ms. Dier provided the Portola Board with an update on the status of discussions with Alexion. Ms. Dier explained that although management had been prepared to present additional due diligence information to Alexion on March 12 and March 13, those meetings did not occur because Alexion did not agree to Portola's requirement that it enter into a confidentiality agreement with a customary standstill provision. Representatives of Centerview provided additional perspectives on Alexion's negotiating position. Following discussion, the Portola Board concluded that management should not provide additional due diligence information to Alexion until such time that Alexion would agree to a confidentiality agreement with a customary standstill provision. Also at this meeting, management provided an update on the effects of the COVID-19 pandemic on Portola's business and the actions that management had taken to respond to the effects of the COVID-19 pandemic, including restricting Portola's field-based employees, including all sales representatives, from attending any in-person meetings or calling on customers in person. Management also described the current operating environment within hospitals and the shifting priorities of hospital resources and staff in light of the pandemic. Management also discussed (i) the potential financial consequences that could result from the pandemic if it continued to worsen and demand for or uptake of Andexxa continued to decline and (ii) supply chain issues and management's plans to address any potential risks in the supply chain and inventory. The Portola Board asked further questions as it became apparent that the effects of the COVID-19 pandemic were likely to be greater than initially anticipated. Management agreed to provide a further update to the Portola Board on the impact of the pandemic on Portola's business at an upcoming meeting of the Portola Board on March 27, 2020.

                On March 17, 2020, seven counties in the San Francisco Bay Area, where Portola's headquarters are located, having a combined population of seven million, announced mandatory "shelter-in-place" orders. From March 18 through May 4, 2020, the day before the Merger Agreement was publicly announced, the Shares traded in a narrow range from a low closing price of $6.41 to a high closing price of $7.76.

                On March 19, 2020, California's Governor issued a statewide shelter-in-place order, restricting non-essential movements. Several days later, New York's Governor issued a similar statewide shelter-in-place order restricting non-essential movement. Following these announcements, numerous other states and counties across the United States implemented shelter-in-place orders restricting non-essential movement.

                On March 24, 2020, Dr. Hantson and Dr. Sarin reached out to Mr. Garland and Ms. Dier to express renewed interest in a possible acquisition of Portola. Mr. Garland assured Dr. Hantson and Dr. Sarin that the Portola Board had reviewed Alexion's proposal and the Portola Board would allow Alexion to conduct limited due diligence if Alexion would agree to a customary standstill. Dr. Sarin noted that Alexion might be willing to agree to a standstill if Portola would enter into exclusivity with Alexion regarding the negotiation of an acquisition of Portola. Mr. Garland noted that he would report their conversation to the Portola Board.

                On March 27, 2020, U.S. federal government enacted the CARES Act, a $2.2 trillion economic rescue package in response to the COVID-19 pandemic.

                Also on March 27, the Portola Board convened a meeting, with management and representatives of Cooley and Centerview in attendance for a portion of the meeting. Before representatives of Centerview joined the meeting, management, among other matters, provided the Portola Board with an extensive update on Portola's operations and prospects, including with respect to the impact of the COVID-19 pandemic on the demand and supply of Andexxa and revenue trends and performance metrics in the first quarter in the United States and the EU. During the course of this extensive discussion, as requested by the Portola Board at the prior meeting, management updated the Portola Board with respect to certain changes to the Initial Long-Term Plan and the potential for certain cost-saving measures to be taken that could result in further refinements to the Initial Long-Term Plan. For informational purposes, management also provided, but did not discuss with the Portola Board in detail, two sum-of-the-parts discounted cash flow analyses that representatives of Centerview had previously provided to management, one based on the Initial Long-Term Plan, as discussed with the Portola Board on March 6, and the other analysis in draft form and for illustrative purposes, applying certain downward adjustments that management had discussed with the Portola Board. The implied per Share equity value under the draft, illustrative sum-of-the-parts discounted cash flow analysis including the downward adjustments ranged between $18.70 and $24.65, after taking into account the need for a future equity raise by Portola to continue as a standalone company and assuming Portola retained the worldwide right to commercialize Andexxa. Following this portion of the meeting, representatives of Centerview joined the meeting and provided the Portola Board with a general market overview, noting in particular the significant disruptive effects of the COVID-19 pandemic on the general economy and markets. Representatives of Centerview also discussed the current status of the mergers and acquisitions market in the United States. Mr. Garland then provided the Portola Board with an update on his conversation with Dr. Hantson and Dr. Sarin. The Portola Board then discussed whether it should reengage with Alexion. The Portola Board also discussed potential strategic alternatives available to it, other than an acquisition by Alexion. The Portola Board directed management to do additional work on Portola's strategic options and a standalone financial plan in order to weigh those alternatives against Alexion's interest in a transaction at $18.00 per Share. Representatives of Centerview then left the meeting. The Portola Board continued to discuss potential strategic alternatives available to Portola, including an acquisition by Alexion. After a detailed discussion of such opportunities, the Portola Board reached the consensus that management should reengage with Alexion.

                On March 28, 2020, Mr. Garland spoke with Dr. Hantson and conveyed the Portola Board's interest in continuing a dialogue regarding a potential acquisition at an appropriate valuation. Dr. Hantson noted that Alexion would submit a revised indication of interest. Dr. Hantson also stressed that Alexion's non-binding expression of interest would be "best and final" and that Alexion's due diligence would be confirmatory in nature.

                On March 30, 2020, Dr. Hantson, on behalf of Alexion, sent Mr. Garland a revised non-binding expression of interest, which characterized such proposal as "best and final," offering to acquire Portola for $16.00 per Share with an additional contingent value right ("CVR") of $4.00 per Share that would be payable upon the full approval of Andexxa. The letter also conveyed that Alexion would be willing to sign a short-term standstill in exchange for an exclusivity period lasting at least 30 days. The closing trading price per Share on March 30, 2020 was $7.28.

                Later that day, the Portola Board convened a meeting with management and representatives of Cooley and Centerview in attendance. Mr. Garland provided an update on his discussion with Dr. Hantson. Mr. Garland noted that he believed that Alexion would not be willing to raise its bid price even if it received additional due diligence. The Portola Board asked management questions about the due diligence information that Alexion would receive and how management believed Alexion would assess Portola's value in light of the COVID-19 pandemic. The Portola Board discussed the proposed CVR and received input from management and representatives of Centerview with respect to the mechanics of a CVR. Although management conveyed its high degree of confidence that the proposed CVR milestone would be achieved, management noted that full approval of Andexxa would take years and that Portola's timeline could be pushed out further as a result of the COVID-19 pandemic. Representatives of Centerview also provided its view of the current U.S. mergers and acquisitions market. The Portola Board, with the advice of its financial advisor and management, again assessed the benefits and risks of contacting additional potential acquirors and again concluded that additional outreach was unlikely to generate additional credible interest in Portola. Following these discussions and other considerations, the Portola Board compared Alexion's revised proposal with Alexion's prior $18.00 per Share proposal. The Portola Board discussed the risks inherent in a CVR structure, including the possibility that the underlying milestone might not be achieved, including as a result of disruptions caused by the COVID-19 pandemic, and that Alexion would be in control of achieving this milestone, and concluded that an all-cash transaction with a higher guaranteed payment at closing was more attractive. The Portola Board then engaged in a discussion about its views of Portola's standalone value and the risks of continuing as a standalone enterprise, including the steps it would need to take to address the negative effects of the COVID-19 pandemic on Portola and its near-term need to raise capital. The Portola Board focused on the need to strategically balance a proactive and expedited approach to the current strategic discussions with Alexion, which in the Portola Board's view could present a compelling opportunity to Portola's stockholders given the significant risks Portola would face as a standalone company, with the need to take swift strategic actions in the short and medium term to address the negative effects of the COVID-19 pandemic on Portola. In light of this balance, the dynamics to date between the parties and the considerations that the Portola Board discussed at this and prior meetings, including the Portola Board's belief that there were no other strategic acquirors that would be interested in acquiring Portola at this time, the Portola Board determined (i) that it would be in the best interests of Portola's stockholders to see if Alexion would proceed with an all-cash acquisition of at least $18.00 per Share and (ii) to grant Alexion exclusivity, subject to Alexion agreeing to a confidentiality agreement with a customary standstill provision.

                On March 31, 2020, Mr. Garland called Dr. Hantson to discuss Alexion's proposal to acquire Portola for $16.00, plus a $4.00 CVR per Share. Mr. Garland conveyed the Portola Board's views with respect to the revised proposal, indicating that the Portola Board viewed the initial all-cash $18.00 per Share proposal as offering Portola's stockholders superior value. Dr. Hantson agreed to consider whether Alexion would still be willing to make an all-cash proposal but also stated that any such proposal, if made, would be Alexion's "best and final" proposal. Mr. Garland told Dr. Hantson that the Portola Board had expressed openness to an exclusivity period if Alexion agreed to a customary standstill.

                On April 1, 2020, Dr. Hantson, on behalf of Alexion, sent Mr. Garland a revised non-binding expression of interest to acquire Portola for $18.00 per Share. The letter indicated that Alexion would sign a confidentiality agreement with a standstill provision in exchange for an exclusivity period ending on May 6, 2020. The closing trading price per Share on April 1, 2020 was $6.48.

                Later on April 1, 2020, the Portola Board convened a meeting with management and representatives of Cooley and Centerview in attendance. Mr. Garland summarized his conversation with Dr. Hantson, noting that Dr. Hantson had made it clear that $18.00 per Share represented Alexion's "best and final" offer. Management and the Portola Board then discussed the terms of the letter. Representatives of Cooley discussed certain fiduciary considerations with respect to agreeing to exclusivity. Following such discussions, the Portola Board authorized management to enter into a confidentiality agreement providing Alexion with a period of exclusivity through May 6, 2020, subject to Alexion agreeing to a customary standstill.

                Between April 3 and April 4, 2020, representatives of Cooley and representatives of Paul, Weiss, Rifkind, Wharton & Garrison LLP ("Paul Weiss"), outside counsel to Alexion, discussed the terms of the confidentiality agreement. On April 4, Portola and Alexion entered into the Confidentiality Agreement. For a description of the terms and conditions the Confidentiality Agreement see above in the section captioned "Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements between Portola and Alexion—Confidentiality Agreements."

                Starting on April 6, 2020, Portola began to make available to Alexion and its representatives in virtual data rooms various documents for due diligence review. Management from each of Portola and Alexion engaged in extensive due diligence presentations and discussions, including a significant number of due diligence meetings and telephone/video calls with the other party to discuss various topics. Also on April 10, 2020, representatives of Paul Weiss provided a draft of a merger agreement to Portola. The management teams and their respective advisors engaged in discussion and negotiation of the draft merger agreement in parallel with Alexion's due diligence investigations.

                On April 27, 2020, the Portola Board convened a meeting to discuss the status of the potential strategic transaction with Alexion with management and representatives of Cooley and Centerview in attendance. Management provided the Portola Board with an update on Portola's current operations, including the impact on the demand for Andexxa of the COVID-19 pandemic in the United States and EU and information related to sales and reorder volumes in the first quarter of 2020. Management also described the negative effects that the COVID-19 pandemic had on Portola's business and potential ongoing and lasting risks to Portola's business as a result of the COVID-19 pandemic. Management then discussed the updated long-term forecasts it had prepared, which is referred to as the "Updated Long-Term Plan" and further described below in the section captioned "—Projected Financial Information," and the Portola Board engaged in an extensive discussion with management regarding such forecasts and the prospects and risks of Portola as a standalone business, including its near-term need to raise capital and decision that Portola would need to engage in an ex-U.S. licensing partnership. Following this discussion, the Portola Board directed Centerview to use the Updated Long-Term Plan for purposes of its financial analyses. The Portola Board also compared the Projections with the Initial Long-Term Plan that management had prepared in January 2020 and discussed with management the underlying changes to Portola's business and outlook. Following this discussion, management provided the Portola Board with a high-level overview of the diligence process and the status of the negotiations. Representatives of Cooley provided the Portola Board with an overview of the draft merger agreement. The Portola Board discussed the key terms with management and representatives of Cooley and provided them with feedback.

                On April 29, 2020, the Portola Board convened a meeting to further consider the terms of the proposed acquisition with management and representatives of Cooley and Centerview in attendance. Representatives of Centerview discussed the financial implications of the potential acquisition and reviewed certain financial analyses related to Portola based on the Updated Long-Term Plan, including the range of implied equity values per Share of $13.90 to $19.00 under the discounted cash flow analysis based on the Updated Long-Term Plan. Representatives of Cooley reviewed certain legal matters, including the status of the transaction documents under negotiation with Alexion and the fiduciary duties of the Portola Board. The Portola Board asked questions regarding and discussed the proposed financial and legal terms of the proposed acquisition by Alexion. The Portola Board also engaged in an extensive discussion around risks and uncertainty to Portola's business as a result of the COVID-19 pandemic. In addition, management and the Portola Board engaged in an extensive discussion about the terms of the potential transaction and the expected benefits and risks of the transaction to Portola and its stockholders.

                On May 1, 2020, the Portola Board convened a meeting with management and representatives of Cooley and Centerview in attendance to get a briefing on the status of the transaction discussions with Alexion. Representatives of Cooley reviewed the fiduciary duties of the Portola Board and provided the Portola Board with an update on the draft merger agreement. Management and the Portola Board then discussed the current status of negotiations with Alexion on the material terms of the potential strategic transaction.

                On May 4, 2020, the Portola Board convened a meeting with management and representatives of Cooley and Centerview in attendance to analyze and consider further the terms of the proposed acquisition and entry into the merger agreement by Portola. Management provided the Portola Board with an extensive review of the terms of the proposed transaction and the potential benefits and risks of the acquisition to Portola and its stockholders, as well as an overview of the outcome of negotiations on the material terms of the strategic transactions. Representatives of Centerview reviewed with the Portola Board Centerview's financial analysis of the Merger Consideration, and rendered to the Portola Board an oral opinion, which was subsequently confirmed by delivery of a written opinion dated such date that, as of such date and based upon and subject to various assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken in preparing its opinion, that the Merger Consideration to be paid to the holders of Shares (other than as specified in such opinion) pursuant to the Merger Agreement was fair, from a financial point of view, to such holders. For a detailed discussion of Centerview's opinion, please see below in the section captioned "—Opinion of Portola's Financial Advisor" and Annex A of this Schedule 14D-9. Representatives of Cooley reviewed the Portola Board's fiduciary duties in connection with its evaluation of the potential acquisition, provided a summary of the proposed terms of the merger agreement and described the resolutions the Portola Board would be asked to consider if it were to approve the acquisition. At the conclusion of the meeting, the Portola Board unanimously approved the resolutions, including approving the proposed Merger and entry into the Merger Agreement by Portola.

                On May 5, 2020, Alexion and Portola announced the entry into the Merger Agreement.

Portola's Reasons for the Offer and the Merger

                The Portola Board carefully considered the Offer and the Merger, consulted with management and outside legal and financial advisors at various times, and took into account numerous matters including, but not limited to, the reasons enumerated below. The Portola Board has unanimously determined that the terms of the Merger Agreement and the Transactions, including the Offer and the Merger, are advisable, fair to and in the best interest of Portola and its stockholders and recommends, on behalf of Portola, that Portola's stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer, for the following reasons.

Premium to Market Prices and Certainty of Value

                The aggregate value and form of the consideration to be received in the Offer and the Merger by Portola's stockholders, including the fact that:

  •
  the $18.00 per Share to be received upon consummation of the Offer and the Merger represented a ~132% premium over the last closing price per Share on May 4, 2020 before the public announcement of the execution of the Merger Agreement, a ~157% premium over the volume-weighted average price of the Shares during the preceding 30-day trading period and a ~111% premium over the volume-weighted average price of the Shares during the preceding three-month trading period, which the Portola Board regarded as an attractive valuation relative to other transactions and peer comparisons;

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  the all-cash Offer Price provides Portola's stockholders with immediate and relatively certain value in respect of their Shares, especially when viewed against the risks and uncertainties associated with Portola's standalone strategy and the potential impact of such risks and uncertainties on the trading price of the Shares due, in part, to the uncertainty related to the spread of the COVID-19 pandemic and the consequences of such pandemic on the financial markets, Portola's business operations, the shifting priorities of the healthcare system, including priorities of hospital resources in light of the pandemic, and delays in clinical trials; and

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  the Portola Board's assessment that Portola's standalone strategy was not reasonably likely to present opportunities for creating greater value for Portola's stockholders in the near term, taking into account the risks associated with the marketing, large-scale biologics production, clinical trial execution, growth, and international expansion of Portola's drug products, including Andexxa, as well as the many challenges Portola faces in the pharmaceutical industry and the fact that these challenges were intensified by the COVID-19 pandemic.

Business, Financial Conditions and Prospects; Risks related to Remaining a Standalone Company

                The Portola Board is familiar with the current and historical financial condition, results of operations, business, competitive position, properties, assets and prospects of Portola, including:

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  the challenges presented by the prevailing industry, economic and market conditions and trends in the markets in which Portola competes were likely to remain present following the anticipated resolution of the COVID-19 pandemic;

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  risk that the anticipated benefits of Andexxa, Portola's only commercial product, will not be realized, including the risk that the phase 4 study regarding Andexxa does not meet its designated endpoints and/or is not deemed safe and effective by the FDA or other regulatory agencies;

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  risks and uncertainties associated with the level of sales of Andexxa, including due potential future competition by other Factor Xa inhibitor reversal agents, and Portola's ability to successfully launch Andexxa in other international markets, including the risk that Andexxa may not attain or maintain market acceptance among physicians, hospital pharmacy and formulary decision makers, patients, patient families, third-party payors or the healthcare community in various markets;

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  uncertainties regarding the initiation, progress, timing, costs and results of clinical trials of cerdulatinib, Portola's investigational SYK/JAK inhibitor, the uncertainties in finding a partner in developing cerdulatinib, the risks relating to such partner effectively manufacturing and supplying cerdulatinib if approved as a commercial product, and the fact that there are a number of other product candidates in clinical development for hematologic cancer, ophthalmological diseases, allergic rhinitis, allergic asthma and other inflammatory or autoimmune diseases that are potential indications for cerdulatinib or selective SYK inhibitors; and

  •
  risks and uncertainties relating to Portola's other future product candidates.

                The Portola Board also took into consideration that, while Portola may seek additional funding through future debt and equity financing or additional collaborations or strategic partnerships, any such fundraising could have a highly dilutive effect on Portola's existing stockholders, might only be available on unfavorable terms, or might not be available at all.

COVID-19 Impact on Product Commercialization and Development

                The Portola Board considered the potential negative effects of the COVID-19 pandemic on Portola's current and future business and operations, including: the inability of Portola's field-based representatives to call on customers in person as a result of government restrictions; the reluctance of patients to make additional clinical trial visits or visit a healthcare provider and reduced incidences of intracerebral hemorrhages and bleedings that require reversal of factor Xa inhibitors, leading to lower utilization and uptake in hospitals; decrease and delay in customer, supplier, vendor, manufacturer and collaboration partner interactions as a result of government restrictions; delays in clinical trial enrollments; delays in interactions with and responses from governmental authorities; and effects on the prospects of Portola, including as reflected in the Updated Long-Term Plan. Additionally, the Portola Board considered the consequences of such effects on Portola's current pipeline, including Andexxa and cerdulatinib.

Best Alternative for Enhancing Stockholder Value

                The Portola Board considered that the Offer Price of $18.00 per Share in cash was more favorable to Portola's stockholders than the potential value that might result from other alternatives available to Portola from a transaction with a different buyer or the continued operation of Portola on a standalone basis in light of various reasons, including the following:

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  that the Offer Price was $18.00 per Share and according to the discounted cash flow analysis performed by Centerview at the direction of Portola Board and based on the Management Projections approved by the Portola Board, the implied equity values per Share is between $13.90 per Share and $19.00 per Share, as further described below in the section captioned "—Opinion of Portola's Financial Advisor;"

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  that the actual operating and financial performance and prospects for the Company could differ materially from the prospective information prepared by Portola's senior management, which reflects various assumptions, as further described below in the section captioned "—Projected Financial Information;"

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  the consideration of the potential benefits of exploring licensing arrangements or business combination transactions with alternative potential counterparties and the likelihood, which the Portola Board assessed to be low, that any such parties would engage in a transaction with Portola on the same or similar timeframe as Alexion and with a value and contractual terms and conditions superior to those contained in the Merger Agreement; and

  •
  the risks associated with executing on the Company's standalone business plan (as further described above in the sections captioned "—Business, Financial Conditions and Prospects; Risks related to Remaining a Standalone Company" and "—COVID-19 Impact on Product Commercialization and Development").

Likelihood of Completion of the Offer and Merger

                The Portola Board considered the likelihood that the transactions will be consummated in a timely manner, including:

  •
  the anticipated timing of the consummation of the Offer and the Merger, and the structure of the Transactions as a tender offer for the Shares pursuant to Section 251(h) of the DGCL, which, subject to the satisfaction or waiver of the applicable conditions set forth in the Merger Agreement, permits the consummation of the Offer and the Merger in a timely manner;

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  the business reputation, capabilities and financial condition of Alexion and Alexion's track record of successfully completing merger and acquisition transactions;

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  the fact that the obligations of Alexion are not subject to a financing condition and that Alexion represented that it has access to, and will have access to, all funds necessary for the consummation of the transactions;

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  the conditions to the Offer and the Merger, which are customary and limited in number and scope;

  •
  the fact that Alexion's senior management conveyed significant support for executing the Transactions at this time despite the COVID-19 pandemic and the effects of such pandemic on Portola;

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  the availability of the remedy of specific performance to Portola under the Merger Agreement in the event of breaches by Alexion or Purchaser; and

  •
  the commitment made by Alexion to cooperate and use reasonable best efforts to obtain regulatory clearances, including under the HSR Act, to the extent provided in the Merger Agreement, as further described below in the section captioned "Item 8. Additional Information—Regulatory Approvals."

Favorable Terms of the Merger Agreement

                The Portola Board reviewed and considered the terms of the Merger Agreement, taken as a whole, including the parties' representations, warranties and covenants, and the circumstances under which the Merger Agreement may be terminated, and concluded that such terms are reasonable to Portola and its stockholders. The Portola Board also reviewed and considered the conditions to the completion of the Merger, including the likelihood of obtaining early termination of the waiting period under the HSR Act, which it believes are likely to be satisfied on a timely basis. The Portola Board noted that the Offer is all-cash and the completion of the Merger is not subject to any financing condition, and therefore the availability of the merger consideration is unlikely to be affected by the considerable uncertainty in financial markets related to the spread of COVID-19. The Merger is also not subject to any condition based upon Alexion stockholder approval, which enhances the likelihood of the consummation of the Offer and the Merger even in the event of resistance to the Offer and the Merger from significant or vocal stockholders of Alexion. The Portola Board reviewed the provision of the Merger Agreement that provided that various facts, circumstances, conditions, events, changes, developments, occurrences, results, effects, actions or omissions (including any pandemic, epidemic, plague, or other outbreak of illness or public health event) related to the Company, its assets, financial condition or business are specifically excluded from the determination of whether a material adverse effect has occurred that otherwise would permit Alexion and Purchaser to elect not to consummate the Offer.

Opportunity to Receive Alternative Acquisition Proposals and Terminate the Merger Agreement to Accept a Superior Proposal

                The Portola Board considered the terms of the Merger Agreement related to Portola's ability to respond to bona fide unsolicited acquisition proposals and the fact that the Portola Board may, under certain circumstances, furnish information and enter into discussions and negotiations in connection with a bona fide written Acquisition Proposal made after the date of the Merger Agreement and prior to the Offer Acceptance Time. In this regard, the Portola Board considered that:

  •
  subject to its compliance with the applicable provisions of the Merger Agreement, the Portola Board can make an adverse change recommendation to Portola stockholders with respect to the Offer prior to the Offer Acceptance Time if the Portola Board determines in good faith (after consultation with outside legal counsel and a financial advisor of national reputation) (i) that a competing proposal is a superior proposal or (ii) in certain circumstances, in response to a material intervening event, in either case so long as the Portola Board determines in good faith (after consultation with outside legal counsel and a financial advisor of national reputation) that the failure to take such action would reasonably be expected to constitute a breach of the Portola Board's fiduciary duties under applicable law;

  •
  subject to its compliance with the applicable provisions of the Merger Agreement (including the requirement to pay the termination fee described below), the Portola Board may terminate the Merger Agreement in order to accept a superior proposal and enter into a definitive written agreement with respect to such proposal; and

  •
  while the Merger Agreement contains a termination fee of $51.5 million that Portola would be required to pay Alexion in certain circumstances, including if Portola effects an adverse recommendation change to enter into a transaction agreement in respect of a superior proposal or if Alexion terminates the Merger Agreement as a result of an adverse recommendation change of the Portola Board, the Portola Board concluded that the termination fee is reasonable in light of the circumstances and the overall terms of the Merger Agreement, consistent with fees in comparable transactions.

Opinion of Centerview Partners LLC

                The Portola Board considered the opinion of Centerview rendered to the Portola Board on May 4, 2020, which was subsequently confirmed by delivery of a written opinion dated such date that, as of such date and based upon and subject to the assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion, the Merger Consideration to be paid to the holders of Shares (other than as specified in such opinion) pursuant to the Merger Agreement was fair, from a financial point of view, to such holders, as further described below in the section captioned "—Opinion of Portola's Financial Advisor."

                The Portola Board also considered a variety of potentially negative reasons in its deliberations concerning the Offer, the Merger and the Merger Agreement, including the following:

No Stockholder Participation in Future Growth or Earnings

                If the Offer and the Merger are consummated, Portola's stockholders will not participate in any future earnings or growth of Alexion or benefit from any potential future appreciation in the value of Portola's products, including any value that could be achieved if Portola engages in future strategic or other transactions.

Taxable Merger Consideration

                The gains realized by Portola's stockholders as a result of the Offer and the Merger generally will be taxable to such stockholders for U.S. federal income tax purposes.

Effects of Failure to Complete Transactions

                There will be significant risks and costs to Portola if the Offer does not close, including the diversion of management and employee attention away from the day to day operations of the Company, employee attrition, the effect on the Company's relationships with customers, partners and others that conduct business with the Company and the operational restrictions imposed on the Company pursuant to the Merger Agreement between signing and closing, among other potential negative effects on the Company if the Offer is not completed.

Termination Fee

                The Merger Agreement provides for a termination fee of $51.5 million payable by the Company under certain circumstances, including if the Company terminates the Merger Agreement to accept a superior proposal and enters into a definitive written agreement with respect to such proposal.

No Solicitation

                The Merger Agreement restricts the Company's ability to initiate, solicit, propose or knowingly encourage or facilitate competing proposals or enter into discussions or negotiations with respect thereto, subject to certain exceptions to allow the Portola Board to exercise its fiduciary duties.

Expiration Date

                The provision of the Merger Agreement requiring the expiration of the Offer to be no earlier than July 1, 2020, even if the conditions precedent to the Offer are satisfied in advance of such date, could increase the risk of the Offer not closing due to an intervening event.

Potential Conflicts of Interest

                Certain of Portola's officers and directors may have interests in the Transactions that are different from, or in addition to, those of Portola's other stockholders. See above in the section captioned "Item 3. Past Contacts, Transactions, Negotiations and Agreements—Interests of Our Directors and Executive Officers in the Merger."

Other Risks

                There are other risks of the type and nature as further described below in the section captioned "Item 8. Additional Information—Cautionary Statements Regarding Forward-Looking Statements."

                The Portola Board concluded that the risks and other potentially negative reasons associated with the Offer and the Merger were outweighed by the potential benefits of the Offer and the Merger.

                The foregoing discussion of the information and reasons considered by the Portola Board is not meant to be exhaustive, but includes the material information, reasons and analyses considered by the Portola Board in reaching its recommendation. The members of the Portola Board evaluated the various reasons listed above in light of their knowledge of the business, financial condition and prospects of Portola and considered the input of management and outside legal and financial advisors. In light of the number and variety of reasons that the Portola Board considered, the Portola Board did not find it practicable to assign relative weights to the foregoing reasons. However, the recommendation of the Portola Board was made after considering the totality of the information and reasons involved. In addition, individual members of the Portola Board may have given different weight to different reasons. In arriving at their respective recommendations, the members of the Portola Board considered the interests of Portola's executive officers and directors as further described above in the section captioned "Item 3. Past Contacts, Transactions, Negotiations and Agreements—Interests of Our Directors and Executive Officers in the Merger."

                In light of the reasons described above, the Portola Board unanimously determined that the Offer is advisable, fair to and in the best interest of Portola and its stockholders and unanimously recommends, on behalf of Portola, that the holders of Shares accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

Intent to Tender

                To Portola's knowledge, after making reasonable inquiry, all of Portola's executive officers and directors currently intend to validly tender (and not withdraw) or cause to be validly tendered (and not withdrawn) pursuant to the Offer all Shares held of record or beneficially owned by such persons immediately prior to the expiration of the Offer, as it may be extended (other than Shares for which such holder does not have discretionary authority). The foregoing does not include any Shares over which, or with respect to which, any such executive officer or director acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.

Executive Officer and Director Arrangements Following the Merger

                See "Item 3. Past Contacts, Transactions, Negotiations and Agreements—Interests of Our Directors and Executive Officers in the Merger—Executive Severance Benefits Agreements with Executive Officers" above.

Projected Financial Information

                Although Portola has publicly issued limited short-term guidance concerning certain aspects of its expected financial performance, Portola does not, as a matter of course, make public disclosure of detailed forecasts or projections of its expected financial performance for extended periods given, among other things, the inherent difficulty of predicting future periods and the likelihood that the underlying assumptions and estimates may prove not to be appropriate. However, in connection with Portola's review of strategic opportunities as further described above in the section captioned "—Background of the Offer and the Merger," management prepared certain non-public, unaudited prospective financial information which was provided to and approved by the Portola Board, and which was provided to Centerview and was relied upon by Centerview in performing its financial analyses and rendering its opinion to the Portola Board as further described below in the section captioned "—Opinion of Portola's Financial Advisor," in each case as set forth herein.

                As part of management's and the Portola Board's ordinary course considerations of Portola's strategic opportunities, management updated Portola's non-public, unaudited prospective financial information in January 2020 (the "Initial Long-Term Plan") as set forth in the corresponding table below. Such information was considered by the Portola Board in connection with its consideration of Alexion's proposal at the March 6, 2020 meeting of the Portola Board as described in more detail above in the section captioned "—Background of the Offer and the Merger." At the direction of the Portola Board, in March and at the beginning of April 2020, management updated the Initial Long-Term Plan to account for, among other matters, the impact of the COVID-19 pandemic on Portola's actual financial performance and prospects and the decision to out-license to a third party ex-U.S. rights to Andexxa if Portola were to remain a standalone company (the "Updated Long-Term Plan") as set forth in the corresponding table below—for further information see the sections captioned "—Background of the Offer and the Merger" and "—Portola's Reasons for the Offer and the Merger." Management presented the Updated Long-Term Plan to the Portola Board on April 27, 2020 in connection with its consideration of a strategic transaction with Alexion, and the Portola Board subsequently approved providing the Updated Long-Term Plan to Centerview to use in connection with Centerview's fairness opinion, as further described below in the section captioned "—Opinion of Portola's Financial Advisor."

                We refer to the Initial Long-Term Plan and the Updated Long-Term Plan, collectively, as the "Management Projections." The Management Projections were prepared by Portola on a standalone basis and do not take into account the Transactions, including any costs incurred in connection with the Offer or the other transactions contemplated thereby or any changes to Portola's operations or strategy that may be implemented after the completion of the Merger. The Management Projections were risk-adjusted to take into account a variety of potential outcomes. As a result, actual results likely will differ, and may differ materially, from those reflected in the Management Projections.

                The information and table set forth below are included solely to give Portola's stockholders access to relevant portions of the Management Projections and are not included in this Schedule 14D-9 to influence any Portola stockholder to tender Shares or for any other purpose. Portola makes and has made no representations to Alexion or Purchaser, in the Merger Agreement or otherwise, concerning any projected financial information.

 Initial Long-Term Plan
($ in millions)

FYE December 31,	2020E	2021E	2022E	2023E	2024E	2025E	2026E	2027E	2028E	2029E	2030E	2031E	2032E
Total Revenue	$210	$333	$415	$620	$843	$1,131	$1,443	$1,669	$1,834	$1,939	$2,015	$2,086	$2,157
Gross Profit	$200	$318	$354	$503	$677	$899	$1,143	$1,319	$1,449	$1,532	$1,593	$1,650	$1,708
Total R&D	$(115)	$(104)	$(116)	$(87)	$(87)	$(61)	$(50)	$(50)	$(50)	$(50)	$(50)	$(50)	$(50)
Total SG&A	$(253)	$(279)	$(297)	$(313)	$(326)	$(402)	$(457)	$(502)	$(542)	$(563)	$(574)	$(584)	$(593)
Total Operating Expenses	$(368)	$(383)	$(413)	$(400)	$(413)	$(462)	$(507)	$(552)	$(592)	$(613)	$(624)	$(634)	$(643)
EBIT(1)	$(167)	$(65)	$(59)	$103	$264	$436	$635	$767	$857	$919	$968	$1,016	$1,066
Unlevered Free Cash Flow(2)	$(269)	$(206)	$(102)	$60	$151	$274	$422	$542	$625	$687	$735	$776	$828

(1)
EBIT calculated as gross profit less total operating expenses and includes the impact of stock-based compensation.

(2)
Calculated by Centerview at the direction of Portola's management and based on the Initial Long-Term Plan and other projected financial information provided by Portola's management. Assumes tax rate of 21%; before the benefits of NOLs.

Updated Long-Term Plan
($ in millions)

FYE December 31,	2020E	2021E	2022E	2023E	2024E	2025E	2026E	2027E	2028E	2029E	2030E	2031E	2032E
Total Revenue	$91	$238	$227	$352	$468	$588	$731	$849	$960	$1,065	$1,176	$1,261	$1,327
Gross Profit	$83	$228	$189	$289	$389	$513	$641	$746	$845	$940	$1,040	$1,118	$1,179
Total R&D	$(90)	$(46)	$(61)	$(54)	$(40)	$(30)	$(30)	$(30)	$(30)	$(30)	$(30)	$(30)	$(30)
Total SG&A	$(161)	$(161)	$(194)	$(203)	$(210)	$(260)	$(291)	$(330)	$(336)	$(349)	$(352)	$(355)	$(358)
Total Operating Expenses	$(251)	$(207)	$(254)	$(257)	$(250)	$(290)	$(321)	$(360)	$(366)	$(379)	$(382)	$(385)	$(388)
EBIT(1)	$(168)	$21	$(65)	$32	$139	$223	$320	$386	$479	$561	$658	$733	$791
Unlevered Free Cash Flow(2)	$(225)	$(59)	$(103)	$20	$121	$153	$223	$279	$354	$419	$494	$559	$625

(1)
EBIT calculated as gross profit less total operating expenses and includes the impact of stock-based compensation.

(2)
Calculated by Centerview at the direction of Portola's management and based on the Updated Long-Term Plan and other projected financial information provided by Portola's management. Assumes tax rate of 21%, before the benefits of NOLs.

Important Information about the Management Projections

                The Management Projections were not prepared with a view toward public disclosure or toward complying with U.S. generally accepted accounting principles ("GAAP"), nor were they prepared with a view toward compliance with the published guidelines of the SEC, or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of projections of prospective financial information. The non-GAAP financial measures used in the Management Projections were relied upon by the Portola Board in connection with its consideration of the Offer, the Merger and the Offer Price and were approved by the Portola Board for use by Portola's financial advisor in connection with its analyses and opinion. While Portola believes that such non-GAAP financial measures provide useful supplemental information in analyzing Portola's financial results, there are limitations associated with the use of such financial measures. Such non-GAAP measures as used by Portola may not be directly comparable to similarly titled measures used by other companies and should not be considered in isolation from, or as a substitute for, financial information presented in accordance with GAAP. The SEC rules, which otherwise would require a reconciliation of a non-GAAP financial measure to a GAAP financial measure, do not apply to non-GAAP financial measures provided to a board of directors or financial advisors in connection with a proposed business combination transaction such as the proposed Transactions if the disclosure is included in a document such as this Schedule 14D-9. In addition, reconciliations of non-GAAP financial measures to a GAAP financial measure were not provided to or relied upon by the Portola Board or Portola's financial advisors in connection with the Offer or the Merger. Accordingly, Portola has not provided a reconciliation of the financial measures included in the Management Projections to the relevant GAAP financial measures. The Management Projections may differ from published analyst estimates and forecasts and do not take into account any events or circumstances after the date they were prepared, including the announcement of the Offer and the Merger.

                While the Management Projections are presented with numerical specificity, the Management Projections were based on numerous variables and assumptions that are inherently uncertain and may be beyond Portola management's control. Further, given that the Management Projections cover multiple years, by their nature, they become subject to greater uncertainty with each successive year beyond their preparation. Important factors that may affect actual results and may result in such projections not being achieved include: the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement, the inability to complete the Offer or Merger, or the failure to satisfy other conditions to completion of the Offer or the Merger, including that a governmental entity may prohibit, delay or refuse to grant approval for the completion of the Merger, and risks and uncertainties pertaining to our business, including the risks and uncertainties detailed in our public periodic filings with the SEC. In addition, the ability to achieve the Management Projections may depend on, in part, whether or not strategic goals, objectives and targets are reached over the applicable period. The assumptions upon which the Management Projections were based necessarily involve judgments with respect to, among other things, future economic, competitive and regulatory conditions and financial market conditions and future business decisions that may not be realized and that are inherently subject to significant business, economic, competitive and regulatory uncertainties and contingencies, including, among other things, the inherent uncertainty of the business and economic conditions affecting the industry in which Portola operates, and the risks and uncertainties further described below in the section captioned "Item 8. Additional Information—Cautionary Statements Regarding Forward-Looking Statements," all of which are difficult or impossible to predict and many of which are beyond our control. The Management Projections also reflect assumptions by management that are subject to change and are susceptible to multiple interpretations and periodic revisions based on actual results, revised prospects for the Portola business, changes in general business or economic conditions, or any other transaction or event that has occurred or that may occur and that was not anticipated when such projections were prepared.

                Accordingly, there can be no assurance that the Management Projections will be realized, and actual results may differ, and may differ materially, from those shown. The Management Projections are included in this Schedule 14D-9 to give stockholders access to non-public information that was provided to the Portola Board and Portola's financial advisor in the course of evaluating the Offer and the Merger, and are not intended to influence the decision of any Portola stockholder whether to tender his, her or its Shares in the Offer. The inclusion of the Management Projections in this Schedule 14D-9 should not be regarded as an indication that Portola or any of its affiliates, officers, directors, advisors or other representatives considered or consider the Management Projections necessarily predictive of actual future events, and the Management Projections should not be relied upon as such. Neither Portola, nor any of its affiliates, officers, directors, advisors or other representatives can give any assurance that actual results will not differ from the Management Projections. Neither Portola nor any of its affiliates, officers, directors, advisors or other representatives has made or makes any representation to any stockholder or other person regarding the ultimate performance of Portola compared to the information contained in the Management Projections or that forecasted results will be achieved.

                In addition, the Management Projections have not been updated or revised to reflect information or results after the date they were prepared or as of the date of this Schedule 14D-9, and except as required by applicable securities laws, Portola does not intend to update or otherwise revise the Management Projections or the specific portions presented to reflect circumstances existing after the date when made or to reflect the occurrence of future events, even in the event that any or all of the underlying assumptions are shown to be inappropriate.

                The Management Projections should be evaluated, if at all, in conjunction with the historical financial statements and other information regarding Portola included in this Schedule 14D-9 and in Portola's other public filings with the SEC. In light of the foregoing factors and the uncertainties inherent in the Management Projections, stockholders are cautioned not to place undue reliance on the Management Projections.

Opinion of Portola's Financial Advisor

Opinion of Centerview Partners LLC

                The Company retained Centerview as financial advisor to the Portola Board in connection with the Transactions. In connection with this engagement, the Portola Board requested that Centerview evaluate the fairness, from a financial point of view, to the holders of Shares (other than (i) Shares held, prior to the Effective Time, by Alexion, Purchaser or any of their respective direct or indirect wholly owned subsidiaries, or held in the Company's treasury, and (ii) Shares that are held by stockholders of Portola who are entitled to demand and properly demand appraisal of such Shares pursuant to, and in compliance with Section 262 of the DGCL with respect to such Shares (the Shares referred to in clauses (i) and (ii), together with any Shares held by any affiliate of the Company or Alexion, collectively "Excluded Shares")) of the Merger Consideration to be paid to such holders pursuant to the Merger Agreement. On May 4, 2020, Centerview rendered to the Portola Board its oral opinion, subsequently confirmed in a written opinion dated such date that, as of such date and based upon and subject to various assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion, the Merger Consideration to be paid to the holders of Shares (other than Excluded Shares) pursuant to the Merger Agreement was fair, from a financial point of view, to such holders.

                The full text of Centerview's written opinion, dated May 4, 2020, which describes the assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion, is attached as Annex A to this Schedule 14D-9 and is incorporated herein by reference. The summary of the written opinion of Centerview set forth below is qualified in its entirety by the full text of Centerview's written opinion attached as Annex A to this Schedule 14D-9. Centerview's financial advisory services and opinion were provided for the information and assistance of the Portola Board (in their capacity as directors and not in any other capacity) in connection with and for purposes of its consideration of the Transactions, and Centerview's opinion only addressed the fairness, from a financial point of view, as of the date thereof, to the holders of Shares (other than Excluded Shares) of the Merger Consideration to be paid to such holders pursuant to the Merger Agreement. Centerview's opinion did not address any other term or aspect of the Merger Agreement or the Transactions and does not constitute a recommendation to any stockholder of the Company as to whether or not such holder should tender Shares in connection with the Offer, or otherwise act with respect to the Transactions or any other matter.

                The full text of Centerview's written opinion should be read carefully in its entirety for a description of the assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion.

                In connection with rendering the opinion described above and performing its related financial analyses, Centerview reviewed, among other things:

  •
  a draft of the Merger Agreement dated May 4, 2020, referred to in this summary of Centerview's opinion as the "Draft Merger Agreement";

  •
  the Annual Reports on Form 10-K of the Company for the years ended December 31, 2019, December 31, 2018 and December 31, 2017;

  •
  certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company;

  •
  certain publicly available research analyst reports for the Company;

  •
  certain other communications from the Company to its stockholders; and

  •
  certain internal information relating to the business, operations, earnings, cash flow, assets, liabilities and prospects of the Company, including certain financial forecasts, analyses and projections relating to the Company prepared by management of the Company and furnished to Centerview by the Company for purposes of Centerview's analysis, which are referred to in this summary of Centerview's opinion as the "Forecasts," and which are collectively referred to in this summary of Centerview's opinion as the "Internal Data."

                Centerview also participated in discussions with members of the senior management and representatives of the Company regarding their assessment of the Internal Data. In addition, Centerview reviewed publicly available financial and stock market data, including valuation multiples, for the Company and compared that data with similar data for certain other companies, the securities of which are publicly traded, in lines of business that Centerview deemed relevant. Centerview also compared certain of the proposed financial terms of the Transactions with the financial terms, to the extent publicly available, of certain other transactions that Centerview deemed relevant, and conducted such other financial studies and analyses and took into account such other information as Centerview deemed appropriate.

                Centerview assumed, without independent verification or any responsibility therefor, the accuracy and completeness of the financial, legal, regulatory, tax, accounting and other information supplied to, discussed with, or reviewed by Centerview for purposes of its opinion and, with the Company's consent, Centerview relied upon such information as being complete and accurate. In that regard, Centerview assumed, at the Company's direction, that the Internal Data (including, without limitation, the Forecasts) were reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company as to the matters covered thereby and Centerview relied, at the Company's direction, on the Internal Data for purposes of Centerview's analysis and opinion. Centerview expressed no view or opinion as to the Internal Data or the assumptions on which it was based. In addition, at the Company's direction, Centerview did not make any independent evaluation or appraisal of any of the assets or liabilities (contingent, derivative, off-balance-sheet or otherwise) of the Company, nor was Centerview furnished with any such evaluation or appraisal, and was not asked to conduct, and did not conduct, a physical inspection of the properties or assets of the Company. Centerview assumed, at the Company's direction, that the final executed Merger Agreement would not differ in any respect material to Centerview's analysis or opinion from the Draft Merger Agreement reviewed by Centerview. Centerview also assumed, at the Company's direction, that the Transactions will be consummated on the terms set forth in the Merger Agreement and in accordance with all applicable laws and other relevant documents or requirements, without delay or the waiver, modification or amendment of any term, condition or agreement, the effect of which would be material to Centerview's analysis or Centerview's opinion and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Transactions, no delay, limitation, restriction, condition or other change will be imposed, the effect of which would be material to Centerview's analysis or Centerview's opinion. Centerview did not evaluate and did not express any opinion as to the solvency or fair value of the Company, or the ability of the Company to pay its obligations when they come due, or as to the impact of the Transactions on such matters, under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. Centerview is not a legal, regulatory, tax or accounting advisor, and Centerview expressed no opinion as to any legal, regulatory, tax or accounting matters.

                Centerview's opinion expressed no view as to, and did not address, the Company's underlying business decision to proceed with or effect the Transactions, or the relative merits of the Transactions as compared to any alternative business strategies or transactions that might be available to the

Company or in which the Company might engage. Centerview's opinion was limited to and addressed only the fairness, from a financial point of view, as of the date of Centerview's written opinion, to the holders of the Shares (other than Excluded Shares) of the Merger Consideration to be paid to such holders pursuant to the Merger Agreement. For purposes of its opinion, Centerview was not asked to, and Centerview did not, express any view on, and its opinion did not address, any other term or aspect of the Merger Agreement or the Transactions, including, without limitation, the structure or form of the Transactions, or any other agreements or arrangements contemplated by the Merger Agreement or entered into in connection with or otherwise contemplated by the Transactions, including, without limitation, the fairness of the Transactions or any other term or aspect of the Transactions to, or any consideration to be received in connection therewith by, or the impact of the Transactions on, the holders of any other class of securities, creditors or other constituencies of the Company or any other party. In addition, Centerview expressed no view or opinion as to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to be paid or payable to any of the officers, directors or employees of the Company or any party, or class of such persons in connection with the Transactions, whether relative to the Merger Consideration to be paid to the holders of the Shares (other than Excluded Shares) pursuant to the Merger Agreement or otherwise. Centerview's opinion was necessarily based on financial, economic, monetary, currency, market and other conditions and circumstances as in effect on, and the information made available to Centerview as of, the date of Centerview's written opinion, and Centerview does not have any obligation or responsibility to update, revise or reaffirm its opinion based on circumstances, developments or events occurring after the date of Centerview's written opinion. Centerview's opinion does not constitute a recommendation to any stockholder of the Company as to whether or not such holder should tender Shares in connection with the Offer, or otherwise act with respect to the Transactions or any other matter. Centerview's financial advisory services and its written opinion were provided for the information and assistance of the Portola Board (in their capacity as directors and not in any other capacity) in connection with and for purposes of its consideration of the Transactions. The issuance of Centerview's opinion was approved by the Centerview Partners LLC Fairness Opinion Committee.

Summary of Centerview Financial Analysis

                The following is a summary of the material financial analyses prepared and reviewed with the Portola Board in connection with Centerview's opinion, dated May 4, 2020. The summary set forth below does not purport to be a complete description of the financial analyses performed or factors considered by, and underlying the opinion of, Centerview, nor does the order of the financial analyses described represent the relative importance or weight given to those financial analyses by Centerview. Centerview may have deemed various assumptions more or less probable than other assumptions, so the reference ranges resulting from any particular portion of the analyses summarized below should not be taken to be Centerview's view of the actual value of the Company. Some of the summaries of the financial analyses set forth below include information presented in tabular format. In order to fully understand the financial analyses, the tables must be read together with the text of each summary, as the tables alone do not constitute a complete description of the financial analyses performed by Centerview. Considering the data in the tables below without considering all financial analyses or factors or the full narrative description of such analyses or factors, including the methodologies and assumptions underlying such analyses or factors, could create a misleading or incomplete view of the processes underlying Centerview's financial analyses and its opinion. In performing its analyses, Centerview made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of the Company or any other parties to the Transactions. None of the Company, Alexion, Purchaser or Centerview or any other person assumes responsibility if future results are materially different from those discussed. Any estimates contained in these analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than as set forth below. In addition, analyses relating to the value of the Company do not purport to be appraisals or reflect the prices at which the Company may actually be sold. Accordingly, the assumptions and estimates used in, and the results derived from, the financial analyses are inherently subject to substantial uncertainty. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before May 4, 2020 (the last trading day before the public announcement of the Transactions) and is not necessarily indicative of current market conditions.

Selected Public Company Analysis

                Centerview reviewed and compared certain financial information for the Company to corresponding financial information for certain selected publicly traded biopharmaceutical companies that Centerview, based on its experience and professional judgment, deemed relevant to consider in relation to the Company.

                Using publicly available information obtained from SEC filings and other data sources as of May 4, 2020, Centerview calculated, for each selected company, the company's enterprise value (calculated as the market value of common equity (determined using the treasury stock method and taking into account outstanding in-the-money options, warrants, restricted stock units, and other convertible securities) plus the principal value of debt less cash and cash equivalents) as a multiple of Wall Street research analyst consensus estimated revenue for calendar year 2021 ("2021E EV/Revenue Multiple") and calendar year 2022 ("2022E EV/Revenue Multiple").

                The companies reviewed and the 2021E EV/Revenue Multiples and 2022E EV/Revenue Multiples of the selected companies were as follows:

	2021E EV/Revenue Multiple		2022E EV/Revenue Multiple
Aerie Pharmaceuticals Inc.	4.7	x	3.0	x
Akcea Therapeutics, Inc.	5.7	x	3.1	x
Clovis Oncology, Inc.	3.5	x	2.6	x
Heron Therapeutics, Inc.	4.2	x	2.8	x
Insmed Inc.	8.1	x	4.4	x
PaciraBioSciences, Inc.	3.2	x	2.8	x
Radius Health, Inc.	3.0	x	2.6	x

Median	4.2	x	2.8	x

                Although none of the companies used in this analysis is directly comparable to the Company, the selected companies listed above were chosen by Centerview, among other reasons, because they are publicly traded biopharmaceutical companies with certain business, operational, and/or financial characteristics that, for purposes of Centerview's analysis, may be considered similar to those of the Company. However, because none of the selected companies is exactly the same as the Company, Centerview believed that it was inappropriate to, and therefore did not, rely solely on the quantitative results of the selected public company analysis. Accordingly, Centerview also made qualitative judgments, based on its experience and professional judgment, concerning differences between the operational, business or financial characteristics of the Company and the selected companies that could affect the public trading values of each in order to provide a context in which to consider the results of the quantitative analysis.

                Based on this analysis and other considerations that Centerview deemed relevant in its professional judgment and experience, Centerview selected a reference range of 2021E EV/Revenue Multiples of 4.0x to 6.0x and a reference range of 2022E EV/Revenue Multiples of 3.0x to 4.0x. In selecting the ranges of 2021E EV/Revenue Multiples and 2022E EV/Revenue Multiples, Centerview made qualitative judgments based on its experience and professional judgment concerning differences between the business, operational, and/or financial characteristics of the Company and the selected companies that could affect their public trading values in order to provide a context in which to consider the results of the quantitative analysis. Applying the range of 2021E EV/Revenue Multiples to the Company's estimated calendar year risk-adjusted 2021 revenue of $155 million (excluding one-time upfront partnering payments) under the Forecasts, subtracting from it the Company's estimated net debt as of June 30, 2020 of $162 million, as set forth in the Internal Data, resulted in an implied per share equity value range for the Shares of approximately $5.65 to $9.45, rounded to the nearest $0.05. Applying the range of 2022E EV/Revenue Multiples to the Company's estimated calendar year risk-adjusted 2022 revenue of $227 million, subtracting from it the Company's estimated net debt as of June 30, 2020 of $162 million, as set forth in the Internal Data, resulted in an implied per share equity value range for the Shares of approximately $6.40 to $9.20, rounded to the nearest $0.05. Centerview then compared the results of the above analysis to the Merger Consideration of $18.00 per Share to be paid to the holders of Shares (other than Excluded Shares) pursuant to the Merger Agreement.

Selected Precedent Transactions Analysis

                Centerview reviewed and compared certain information relating to certain selected transactions involving commercial-stage biopharmaceutical companies that Centerview, based on its experience and professional judgment, deemed relevant to consider in relation to the Company and the Transactions.

                Using publicly available information obtained from SEC filings and other data sources as of the time of the announcement of the relevant transactions, Centerview calculated, for each selected transaction, the transaction value (calculated as the offer value determined using the treasury stock method and taking into account outstanding in-the-money options, warrants, restricted stock units, and other convertible securities, plus the principal value of debt less cash and cash equivalents) implied for each target company based on the consideration payable in the applicable selected transaction as a multiple of the estimated forward calendarized revenues of the target company based on the applicable acquisition date to be compared with the Company's estimated forward revenue for calendar year 2021 ("2021E Forward Revenue Multiple") and the Company's estimated forward revenue calendar year 2022 ("2022E Forward Revenue Multiple").

                The selected transactions reviewed and the respective 2021E Forward Revenue Multiple and 2022E Forward Revenue Multiple were as follows:

Date Announced	Target	Acquiror	2021E Forward Revenue Multiple		2022E Forward Revenue Multiple
12/26/17	Sucampo Pharmaceuticals Inc.	Mallinckrodt plc	4.1	x	3.4	x
09/12/16	Raptor Pharmaceutical Corp.	Horizon Pharma plc	4.6	x	4.0	x
03/30/15	Hyperion Therapeutics, Inc.	Horizon Pharma plc	6.7	x	5.5	x
10/09/14	Auxilium Biotechnologies Inc.	Endo International plc	5.2	x	4.4	x
02/11/14	Cadence Pharmaceuticals, Inc.	Mallinckrodt plc	6.3	x	5.0	x
11/11/13	ViroPharma Incorporated	Shire plc	6.5	x	5.4	x

Median			5.7	x	4.7	x

                Although none of the companies or transactions used in this analysis is directly comparable to the Company or the Transactions, the companies included in the selected transactions above were chosen by Centerview, among other reasons, because they are biopharmaceutical companies with certain business, operational, and/or financial characteristics that, for purposes of Centerview's analysis, may be considered similar to those of the Company. The reasons for and the circumstances surrounding each of the selected precedent transactions analyzed were diverse and there are inherent differences in the business, operational, and/or financial conditions and prospects of the Company and the companies included in the selected precedent transactions analysis. This analysis involves complex considerations and qualitative judgments concerning differences in business, operational, and/or financial characteristics and other factors that could affect the public trading, acquisition or other values of the selected target companies and the Company.

                Based on this analysis and other considerations that Centerview deemed relevant in its professional judgment and experience, Centerview selected a reference range of 2021E Forward Revenue Multiples of 4.5x to 6.5x and a reference range of 2022E Forward Revenue Multiples of 4.0x to 5.5x. In selecting this range of transaction values, Centerview made qualitative judgments based on its experience and professional judgment concerning differences between the business, operational, and/or financial characteristics of the Company and the target companies included in the selected transactions as well as the Transactions and the selected transactions and other factors that could affect each transaction or other values in order to provide a context in which to consider the results of the quantitative analysis.

                Applying the range of 2021E Forward Revenue Multiples to the Company's estimated calendar year risk-adjusted 2021 revenue of $155 million (excluding one-time upfront partnering payments) under the Forecasts, subtracting from it the Company's estimated net debt as of June 30, 2020 of $162 million, as set forth in the Internal Data, resulted in an implied per share equity value range for the Shares of approximately $6.65 to $10.45, rounded to the nearest $0.05. Applying the range of 2022E Forward Revenue Multiples to the Company's estimated calendar year risk-adjusted 2022 revenue of $227 million, subtracting from it the Company's estimated net debt as of June 30, 2020 of $162 million, as set forth in the Internal Data, resulted in an implied per share equity value range for the Shares of approximately $9.20 to $13.40, rounded to the nearest $0.05. Centerview then compared the results of the above analysis to the Merger Consideration of $18.00 per Share to be paid to the holders of Shares (other than Excluded Shares) pursuant to the Merger Agreement.

Discounted Cash Flow Analysis

                Centerview performed a discounted cash flow analysis of the Company based on the Forecasts. A discounted cash flow analysis is a traditional valuation methodology used to derive a valuation of an asset or set of assets by calculating the "present value" of estimated future cash flows of the asset or set of assets. "Present value" refers to the current value of future cash flows or amounts and is obtained by discounting those future cash flows or amounts by a discount rate that takes into account macroeconomic assumptions and estimates of risk, the opportunity cost of capital, expected returns and other appropriate factors.

                Based on information from management of the Company, Centerview derived the forecasted unlevered free cash flows of the Company based on the Forecasts during the time period beginning on June 30, 2020 and ending on December 31, 2032 and assumed that unlevered free cash flows would decline in perpetuity after December 31, 2032 at a range of rates of free cash flow decline between 30.0% to 20.0% year-over-year. The unlevered free cash flows were then discounted to present values using a range of discount rates from 9.5% to 11.5% using a mid-year convention. This range of discount rates was based on Centerview's analysis of the Company's weighted average cost of capital. In performing its discounted cash flow analysis, Centerview (i) assumed a tax rate of 21% and included the impact of potential standalone tax savings from federal net operating losses, (ii) at the direction of the Company assumed that the Company raised $100 million in gross proceeds as a result of the issuance of equity securities at $7 per share in 2020 and assumed the present value of the estimated costs associated with an assumed issuance of $100 million in equity securities in 2021, (iii) discounted upfront payments in 2021 to reflect the receipt of partnership upfront payments as if received on

January 1, 2021 and discounted using a range of discount rates from 9.5% to 11.5%, and (iv) assumed net debt as of June 30, 2020 of $162 million. Centerview divided the result of the unlevered discounted cash flow analysis by the Company's fully diluted shares outstanding (using the treasury stock method and taking into account Portola RSUs, Portola PSUs and outstanding Portola In-The-Money Options and warrants) as of May 1, 2020 based on the Internal Data, and adjusted for the cash to be received and shares to be issued in the assumed $100 million equity financing at $7 per Share in 2020.

                This analysis resulted in a range of implied equity values per Share of $13.90 to $19.00. Centerview then compared the results of the above analysis to the Merger Consideration of $18.00 per Share to be paid to the holders of Shares (other than Excluded Shares) pursuant to the Merger Agreement.

Certain Updates

                Subsequent to the public announcement of the Transactions, Portola and Centerview together considered the treatment in Centerview's financial analyses of obligations under certain royalty agreements to which Portola entered into for purposes of financing its operations. In Centerview's financial analyses performed on May 4, 2020 as further described above in the section "—Opinion of Portola's Financial Advisor," these royalty agreements were characterized as indebtedness of Portola for valuation purposes assuming payment of the maximum amounts expected to be owed by Portola pursuant to such royalty agreements, with no effect on Portola's unlevered free cash flows ("Methodology 1"). Subsequent to the public announcement of the Transactions, Portola and Centerview reviewed potential alternative ways of analyzing the value impact of such obligations:

  •
  As indebtedness of Portola at the amount reflected on Portola's most recent balance sheet as included in Portola's most recent Form 10-Q and projected forward to June 30, 2020, which assumes a debt amount less than the maximum amount expected to be owed by Portola pursuant to such royalty agreements, with no effect on Portola's unlevered free cash flows ("Methodology 2"), or

  •
  Not as indebtedness, but as a royalty expense on Portola's income statement applying the applicable royalty rates in the underlying agreements to Andexxa projected revenues ("Methodology 3").

                Pursuant to Methodology 1, as used in Centerview's financial analyses performed on May 4, 2020, Portola's assumed net debt for valuation purposes is $162 million as of June 30, 2020. If the obligations are characterized using Methodology 2, Portola assumed net debt is $66 million as of June 30, 2020. If the obligations are characterized using Methodology 3, Portola assumed net cash is $122 million as of June 30, 2020. The unlevered free cash flow for the years from 2020 to 2032 assuming Methodology 3 is ($234), ($72), ($130), ($7), $88, $115, $178, $253, $354, $419, $494, $559, $625, with the dollar amounts in millions.

                For purposes of Centerview's financial analyses performed on May 4, 2020, it assumed Methodology 1 with respect to the obligations under certain royalty agreements to which Portola is a party. Centerview performed additional financial analyses to determine the value impact of Methodology 2 and Methodology 3 with respect to such royalty obligations.

                The implied per share equity value range for the Shares under the Selected Public Company Analysis assuming Methodology 1, Methodology 2 and Methodology 3 were as follows (in each case as rounded to the nearest $0.05):

	2021E EV/Revenue Multiples of 4.0x to 6.0x(1)	2022 E EV/Revenue Multiples of 3.0x to 4.0x(2)
Methodology 1	$5.65 to $9.45	$6.40 to $9.20
Methodology 2	$6.85 to $10.65	$7.60 to $10.40
Methodology 3	$9.15 to $12.95	$9.90 to $12.70

(1)
Calculated by using the same methodology as further described in the last paragraph of the subsection captioned "—Selected Public Company Analysis," except in the case of Methodology 1, net debt of $162 million is subtracted from the result of applying the range of 2021E EV/Revenue Multiples to Portola's estimated calendar year risk-adjusted 2021 revenue of $155 million (excluding one-time upfront partnering payments); in the case of Methodology 2, net debt of $66 million is subtracted from such result; in the case of Methodology 3, net cash of $122 million is added to such result. In each case, such net debt or net cash is derived from the Internal Data, estimated as of June 30, 2020.

(2)
Calculated by using the same methodology as further described in the last paragraph of the subsection captioned "—Selected Public Company Analysis," except in the case of Methodology 1, net debt of $162 million is subtracted from the result of applying the range of 2022E EV/Revenue Multiples to Portola's estimated calendar year risk-adjusted 2022 revenue of $227 million; in the case of Methodology 2, net debt of $66 million is subtracted from such result; in the case of Methodology 3, net cash of $122 million is added to such result. In each case, such net debt or net cash is derived from the Internal Data, estimated as of June 30, 2020.

                The implied per share equity value range for the Shares under the Selected Precedent Transactions Analysis assuming Methodology 1, Methodology 2 and Methodology 3 were as follows (in each case as rounded to the nearest $0.05):

	2021E Forward Revenue Multiples of 4.5x to 6.5x(1)	2022E Forward Revenue Multiples of 4.0x to 5.5x(2)
Methodology 1	$6.65 to $10.45	$9.20 to $13.40
Methodology 2	$7.80 to $11.60	$10.40 to $14.50
Methodology 3	$10.10 to $13.85	$12.70 to $16.75

(1)
Calculated by using the same methodology as further described in the last paragraph of the subsection captioned "—Selected Precedent Transactions Analysis," except in the case of Methodology 1, net debt of $162 million is subtracted from the result of applying the range of 2021E Forward Revenue Multiples to Portola's estimated calendar year risk-adjusted 2021 revenue of $155 million (excluding one-time upfront partnering payments); in the case of Methodology 2, net debt of $66 million is subtracted from such result; in the case of Methodology 3, net cash of $122 million is added to such result. In each case, such net debt or net cash is derived from the Internal Data, estimated as of June 30, 2020.

(2)
Calculated by using the same methodology as further described in the last paragraph of the subsection captioned "—Selected Precedent Transactions Analysis," except in the case of Methodology 1, net debt of $162 million is subtracted from the result of applying the range of 2022E Forward Revenue Multiples to Portola's estimated calendar year risk-adjusted 2022 revenue of $227 million; in the case of Methodology 2, net debt of $66 million is subtracted from such result; in the case of Methodology 3, net cash of $122 million is added to such result. In each case, such net debt or net cash is derived from the Internal Data, estimated as of June 30, 2020.

                The implied per share equity value range for the Shares under the Discounted Cash Flow Analysis assuming Methodology 1, Methodology 2 and Methodology 3 were as follows (in each case as rounded to the nearest $0.05):

Methodology 1(1)	$13.90 to $19.00
Methodology 2(1)	$14.90 to $19.95
Methodology 3(1)	$15.35 to $20.35

(1)
Calculated by using the same methodology and applying the same assumptions as further described in the last paragraph of the subsection captioned "—Discounted Cash Flow Analysis," except in the case of Methodology 1, by assuming net debt of $162 million, Methodology 2, by assuming net debt of $66 million, Methodology 3, by assuming net cash of $122 million and assuming royalty obligations expensed on Portola's income statement, in each case, as of June 30, 2020.

                Centerview confirmed that the additional financial analyses described above did not affect Centerview's conclusion from May 4, 2020 that the Merger Consideration to be paid to the holders of Shares (other than specified in the opinion delivered on May 4, 2020) was fair, from a financial point of view, to such holders.

Other Factors

                Centerview noted for the Portola Board certain additional factors solely for informational purposes, including, among other things, the following:

  •
  Historical closing trading prices of the Shares during the 52-week period ended May 4, 2020 (the last trading day before the public announcement of the Transactions), which reflected low and high stock closing prices for the Company during such period of approximately $5.78 to $36.77 per Share.

  •
  Stock price targets for the Shares in publicly available Wall Street research analyst reports, which indicated low and high stock price targets for the Company ranging from $9.00 to $31.00 per Share.

  •
  An analysis of premiums paid in the selected transactions involving commercial-stage biopharmaceutical companies, as set forth above in the section captioned "—Selected Precedent Transactions Analysis," for which premium data was available. The premiums in this analysis were calculated by comparing the per share acquisition price in each transaction to the closing price of the target company's common stock for the date one day prior to the date on which the trading price of the target's common stock was perceived to be affected by a potential transaction. Centerview applied a reference range of 20% to 85% to the Company's closing stock price on May 4, 2020 (the last trading day before the public announcement of the Transactions) of $7.76, which resulted in an implied price range of approximately $9.30 to $14.35 per Share, rounded to the nearest $0.05.

General

                The preparation of a financial opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a financial opinion is not readily susceptible to summary description. In arriving at its opinion, Centerview did not draw, in isolation, conclusions from or with regard to any factor or analysis that it considered. Rather, Centerview made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of the analyses.

                Centerview's financial analyses and opinion were only one of many factors taken into consideration by the Portola Board in its evaluation of the Transactions. Consequently, the analyses described above should not be viewed as determinative of the views of the Portola Board or management of the Company with respect to the Merger Consideration or as to whether the Portola Board would have been willing to determine that a different consideration was fair. The consideration for the transaction was determined through arm's-length negotiations between the Company and Alexion and was approved by the Portola Board. Centerview provided advice to the Company during these negotiations. Centerview did not, however, recommend any specific amount of consideration to the Company or the Portola Board or that any specific amount of consideration constituted the only appropriate consideration for the transaction.

                Centerview is a securities firm engaged directly and through affiliates and related persons in a number of investment banking, financial advisory, and merchant banking activities. In the two (2) years prior to the date of its written opinion, except for its current engagement, Centerview was not engaged to provide financial advisory or other services to the Company, and Centerview did not receive any compensation from the Company during such period. In the two (2) years prior to the date of its written opinion, Centerview was not engaged to provide financial advisory or other services to or with respect to Alexion or Purchaser, and did not receive any compensation from Alexion or Purchaser during such period. Centerview may provide financial advisory and other services to or with respect to the Company or Alexion or their respective affiliates in the future, for which Centerview may receive compensation. Certain (i) of Centerview's and its affiliates' directors, officers, members and employees, or family members of such persons; (ii) of Centerview's affiliates or related investment funds; and (iii) investment funds or other persons in which any of the foregoing may have financial interests or with which they may co-invest, may at any time acquire, hold, sell or trade, in debt, equity and other securities or financial instruments (including derivatives, bank loans or other obligations) of, or investments in, the Company, Alexion, or any of their respective affiliates, or any other party that may be involved in the Transactions.

                The Portola Board selected Centerview as its exclusive financial advisor in connection with the Transactions based on Centerview's strength and experience in the life sciences sector and expertise and qualifications in transactions of this nature. Centerview is an internationally recognized investment banking firm that has substantial experience in transactions similar to the Transactions.

                In connection with Centerview's services as the financial advisor to the Portola Board, the Company has agreed to pay Centerview an aggregate fee of approximately $25.8 million, $1.75 million of which was payable upon the rendering of Centerview's opinion and $24.1 million of which is payable contingent upon consummation of the Transactions. In addition, the Company has agreed to reimburse certain of Centerview's expenses arising, and to indemnify Centerview against certain liabilities that may arise, out of Centerview's engagement.

Item 5.    Person/Assets, Retained, Employed, Compensated or Used.

                The Company retained Centerview to act as its financial advisor in connection with the Offer and the Merger, and in connection with such engagement, Centerview delivered the opinion and is entitled to be paid the fees as described above in the section captioned "Item 4. The Solicitation or Recommendation—Opinion of Portola's Financial Advisor."

                Information pertaining to the retention of Centerview in the section captioned "Item 4. The Solicitation or Recommendation—Opinion of Portola's Financial Advisor" is incorporated by reference herein.

                Portola has engaged MacKenzie Partners, Inc. ("MacKenzie Partners") to assist with communications with Portrola's stockholders in connection with the Offer. The Company has agreed to pay customary compensation to MacKenzie Partners for such services. In addition, the Company has agreed to reimburse MacKenzie Partners for its reasonable out-of-pocket expenses and to indeminify it against certain liabilities relating to or arising out of the engagement.

                Except as set forth above, neither Portola nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the stockholders of Portola on its behalf with respect to the Offer, the Merger or related matters.

Item 6.    Interest in Securities of the Subject Company.

                No transactions with respect to Shares have been effected during the 60 days prior to the date of this Schedule 14D-9 by Portola or, to Portola's knowledge after making reasonable inquiry, by any of its executive officers, directors, affiliates or subsidiaries.

Item 7.    Purposes of the Transaction and Plans or Proposals.

Subject Company Negotiations

                Except as indicated in this Schedule 14D-9 (including the exhibits hereto), Portola is not undertaking or engaged in any negotiations in response to the Offer that relate to (i) any tender offer for or other acquisition of Portola's securities by Portola, Portola's subsidiaries or any other person; (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving Portola or Portola's subsidiaries; (iii) any purchase, sale or transfer of a material amount of assets of Portola or any subsidiary of Portola; or (iv) any material change in the present dividend rate or policy, indebtedness or capitalization of Portola.

                As described in the Merger Agreement, the Portola Board, in connection with the exercise of its fiduciary duties, is permitted under certain conditions to engage in negotiations in response to an unsolicited acquisition proposal.

Transactions and Other Matters

                Except as set forth in this Schedule 14D-9 (including the exhibits hereto), there is no transaction, resolution of the Portola Board, agreement in principle or signed contract that is entered into in response to the Offer that relates to or would result in one or more of the matters referred to in the immediately preceding paragraphs of this Item 7.

Item 8.    Additional Information.

Golden Parachute Compensation

                See "Item 3. Past Contacts, Transactions, Negotiations and Agreements—Interests of Our Directors and Executive Officers in the Merger—Golden Parachute Compensation" above.

Conditions to the Offer

                The information set forth in Section 14 of the Offer to Purchase under the caption "Conditions of the Offer" is incorporated herein by reference.

Regulatory Approvals

United States Antitrust Laws

                Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act") and the rules and regulations promulgated thereunder, certain transactions may not be consummated until certain information and documentary materials have been furnished to the Antitrust Division of the U.S. Department of Justice ("DOJ") and the Federal Trade Commission ("FTC"), and the applicable HSR Act waiting period has expired or been terminated. The requirements of the HSR Act apply to the acquisition of Shares in the Offer and the Merger.

                Under the HSR Act, the purchase of shares in a cash tender offer may not be completed until the expiration of a 15-calendar day waiting period following the filing by the acquiring person of the Premerger Notification and Report Forms with the DOJ and the FTC, but this period may be shortened if the reviewing agency grants "early termination" of the waiting period, or lengthened if the acquiring person voluntarily withdraws and refiles to allow a second 15-calendar day waiting period, or if the reviewing agency issues a request for additional information and documentary material (a "Second Request"). If a Second Request issues, the waiting period with respect to the Offer would be extended for an additional period of ten 10 calendar days following the date of Alexion's compliance with that request. If either the 15- or 10-calendar day waiting period expires on a Saturday, Sunday or federal holiday, then the period is extended until 11:59 p.m. of the next day that is not a Saturday, Sunday or federal holiday. Alexion and the Company each filed their respective HSR Act notification forms on May 14, 2020 and the 15-day waiting period will expire at 11:59 pm on May 29, 2020, unless terminated early or otherwise extended.

                The DOJ and the FTC may scrutinize the legality under the antitrust laws of Alexion's proposed acquisition of Shares pursuant to the Offer. At any time before or after Alexion's acceptance for payment of Shares pursuant to the Offer, if the DOJ or the FTC believes that the Offer would violate the U.S. federal antitrust laws by substantially lessening competition in any line of commerce affecting U.S. consumers, the DOJ and the FTC have the authority to challenge the transaction by seeking a federal court order enjoining the transaction or, if Shares have already been acquired, requiring disposition of such Shares, or the divestiture of assets of Alexion, the Company, or any of their respective subsidiaries or affiliates, or requiring other relief. United States state attorneys general and private persons may also bring legal action under the antitrust laws seeking similar relief or conditions to the completion of the Offer. While the Company believes that consummation of the Offer and the Merger would not violate any antitrust laws, there can be no assurance that a challenge to the Offer or the Merger on antitrust grounds will not be made or, if a challenge is made, what the result will be.

Foreign Competition Laws

                Alexion has determined that pre-merger notification filings are required to be made under the competition laws of the Federal Republic of Germany and the Republic of Austria. Under the laws of Germany and Austria, the acquisition of Shares pursuant to the Offer may generally be consummated only if the acquisition is approved by the relevant governmental authorities of such countries, either by written approval or by the expiration of an applicable waiting period commenced by making the appropriate filings with such governmental authorities. Alexion agreed in the Merger Agreement to file such foreign competition filings in connection with the purchase of the Shares in the Offer as promptly as reasonably practicable, but in no event later than 10 business days from the date of the Merger

Agreement. While the Company believes that consummation of the Offer and the Merger would not violate any foreign competition laws, it cannot be certain that the necessary approvals will be granted, and if such approvals are granted, what the date of those approvals or exemption will be. Transactions such as the purchase of Shares pursuant to the Offer are frequently scrutinized by foreign antitrust authorities. Therefore, there can be no assurance that a challenge to the Offer under foreign antirust or competition grounds will not be made or, if such a challenge is made, the result thereof.

Competition Laws in Germany

                Under the provisions of the German Act against Restraints on Competition, the acquisition of Shares pursuant to the Offer may in general be consummated only if the acquisition is approved by the German Federal Cartel Office ("FCO"), either by written approval or by expiration of a one-month waiting period commenced by the filing by Alexion of a complete notification with respect to the Offer, unless the FCO notifies Alexion within the one-month waiting period of the initiation of an in-depth investigation. Parent submitted a merger notification to the FCO on May 14, 2020. On May 20, 2020, the FCO granted clearance of the proposed transaction. Accordingly, the portion of the Regulatory Approvals as a condition to the Offer relating to German regulatory clearance, expiration of the waiting period or disclaimer of jurisdiction has been satisfied.

Competition Laws in Austria

                Under the provisions of the Austrian Cartel Act 2005 (Kartellgesetz 2005—"KartG"), the acquisition of Shares pursuant to the Offer may be consummated if the Official Parties (Amtsparteien) within the meaning of the KartG have either waived their right to request an in-depth examination of the transaction, or they have not requested an in-depth examination of the transaction within the four-week or if requested by Alexion within the prolonged six-week waiting period from the filing of a complete notification and informed Alexion accordingly. In case such an in-depth examination has been requested, the acquisition of Shares pursuant to the Offer may be consummated if the Cartel Court or the Cartel Supreme Court has either dismissed the request or declared that the concentration will not be prohibited, or the Cartel Court or the Cartel Supreme Court has discontinued the examination proceedings. Alexion submitted the notification filing to the Austrian Federal Competition Agency on May 14, 2020 and the waiting period applicable to the Offer is scheduled to expire on June 12, 2020.

Legal Proceedings

                There are currently no legal proceedings arising out of or relating to the Offer or the Merger, but legal proceedings arising out of or relating to the Offer, the Merger or the Transactions may be filed in the future.

Appraisal Rights

                No appraisal rights are available in connection with the Offer. However, if the Offer is successful and the Merger is consummated, stockholders of the Company who (i) did not tender their Shares in the Offer; (ii) otherwise comply with the applicable requirements and procedures of Section 262 of the DGCL; and (iii) do not thereafter withdraw their demand for appraisal of such Shares or otherwise lose their appraisal rights, in each case in accordance with the DGCL, will be entitled to demand appraisal of their Shares and receive in lieu of the consideration payable in the Merger a cash payment equal to the "fair value" of their Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, as determined by the Delaware Court of Chancery, in accordance with Section 262 of the DGCL. Stockholders should be aware that the fair value of their Shares could be more than, the same as or less than the Merger Consideration and that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the

Merger, is not an opinion as to, and does not otherwise address, fair value under Section 262 of the DGCL. Any stockholder contemplating the exercise of such appraisal rights should review carefully the provisions of Section 262 of the DGCL, particularly the procedural steps required to properly demand and perfect such rights.

                The following is a summary of the procedures to be followed by stockholders that wish to exercise their appraisal rights under Section 262 of the DGCL, the full text of which is attached to this Schedule 14D-9 as Annex B. This summary does not purport to be a complete statement of, and is qualified in its entirety by reference to, Section 262 of the DGCL. All references in Section 262 of the DGCL and in this summary to a "stockholder" are to the record holder of Shares immediately prior to the effective time of the Merger as to which appraisal rights are asserted. A person holding a beneficial interest in Shares held of record in the name of another person, such as a broker or nominee, must act promptly to cause the record holder to follow the steps summarized below properly and in a timely manner to perfect appraisal rights. Failure to follow any of the procedures of Section 262 of the DGCL may result in termination or waiver of appraisal rights under Section 262 of the DGCL. Stockholders should assume that he Company will take no action to perfect any appraisal rights of any stockholder.

                Any stockholder who desires to exercise his, her or its appraisal rights should review carefully Section 262 of the DGCL and is urged to consult his, her or its legal advisor before electing or attempting to exercise such rights. The following summary does not constitute any legal or other advice nor does it constitute a recommendation that Company stockholders exercise appraisal rights under Section 262 of the DGCL.

                Under Section 262 of the DGCL, where a merger is approved under Section 251(h), either a constituent corporation before the effective date of the merger, or the surviving corporation within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of Section 262. This Schedule 14D-9 constitutes the formal notice of appraisal rights under Section 262 of the DGCL, and the required copy of Section 262 of the DGCL is attached to this Schedule 14D-9 as Annex B. Any holder of Shares who wishes to exercise such appraisal rights or who wishes to preserve his, her or its right to do so should review the following discussion and Annex B carefully because failure to timely and properly comply with the procedures specified may result in the loss of appraisal rights under the DGCL.

                If a stockholder elects to exercise appraisal rights under Section 262 of the DGCL, such stockholder must do all of the following:

  •
  prior to the later of the consummation of the Offer and 20 days after the mailing of this Schedule 14D-9, deliver to the Company at 270 E. Grand Avenue, South San Francisco, California 94080. Attention: General Counsel, a written demand for appraisal of Shares held, which demand must reasonably inform the Company of the identity of the stockholder and that the stockholder is demanding appraisal;

  •
  not tender his, her or its Shares in the Offer;

  •
  continuously hold of record the Shares from the date on which the written demand for appraisal is made through the effective date of the Merger; and

  •
  comply with the procedures of Section 262 of the DGCL for perfecting appraisal rights thereafter.

                If the Merger is consummated pursuant to Section 251(h) of the DGCL, the Surviving Corporation will deliver on or within 10 days after the effective date of the Merger an additional notice of the effective date of the Merger to those stockholders of the Company who made a written demand for appraisal pursuant to the first bullet above, as required by Section 262(d)(2) of the DGCL. However, only stockholders who have submitted a written demand for appraisal in accordance with the first bullet above and are entitled to appraisal rights will receive such notice of the effective date. If the Merger is consummated pursuant to Section 251(h) of the DGCL, a failure to make a written demand for appraisal in accordance with the time periods specified in the first bullet above (or to take any of the other steps specified in the above bullets) will be deemed to be a waiver or a termination of your appraisal rights.

Written Demand by the Record Holder

                All written demands for appraisal should be addressed to the Company, 270 E. Grand Avenue, South San Francisco, California 94080. Attention: General Counsel. The demand for appraisal must be executed by or for the stockholder of record, fully and correctly, as such stockholder's name appears on the stockholder's certificates (whether in book entry or on physical certificates) evidencing such stockholder's Shares. If the Shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, the demand should be made in that capacity, and if the Shares are owned of record by more than one person, as in a joint tenancy or tenancy in common, the demand must be made by or for all owners of record. An authorized agent, including one or more joint owners, may execute the demand for appraisal for a stockholder of record, but such agent must identify the record owner or owners and expressly disclose in such demand that the agent is acting as agent for the record owner or owners of such Shares.

                A beneficial owner of Shares held in "street name" who wishes to exercise appraisal rights should take such actions as may be necessary to ensure that a timely and proper demand for appraisal is made by the record holder of the Shares. If Shares are held through a brokerage firm, bank or other nominee who in turn holds the Shares through a central securities depository nominee, such as Cede & Co., a demand for appraisal of such Shares must be made by or on behalf of the depository nominee, and must identify the depository nominee as the record holder. Any beneficial owner who wishes to exercise appraisal rights and holds Shares through a nominee holder is responsible for ensuring that the demand for appraisal is timely made by the record holder. The beneficial holder of the Shares should instruct the nominee holder that the demand for appraisal should be made by the record holder of the Shares, which may be a central securities depository nominee if the Shares have been so deposited.

                A record stockholder, such as a broker, bank, fiduciary, depository or other nominee, who holds Shares as a nominee for several beneficial owners may exercise appraisal rights with respect to the Shares held for one or more beneficial owners while not exercising such rights with respect to the Shares held for other beneficial owners. In such case, the written demand for appraisal must set forth the number of Shares covered by such demand. Unless a demand for appraisal specifies a number of Shares, such demand will be presumed to cover all Shares held in the name of such record owner.

Filing a Petition for Appraisal

                Within 120 days after the effective date of the Merger, but not thereafter, the Surviving Corporation or any holder of Shares who has complied with Section 262 of the DGCL and is entitled to appraisal rights under Section 262 may commence an appraisal proceeding by filing a petition in the Delaware Court of Chancery (the "Delaware Court") demanding a determination of the fair value of the Shares held by all holders who did not tender in the Offer and properly demanded appraisal of such Shares. If no such petition is filed within that 120-day period, appraisal rights will be lost for all holders of Shares who had previously demanded appraisal of their Shares. The Company is under no obligation to and has no present intention to file a petition and holders should not assume that the Company will file a petition or that it will initiate any negotiations with respect to the fair value of the

Shares. Accordingly, it is the obligation of the holders of Shares to initiate all necessary action to perfect their appraisal rights in respect of the Shares within the period prescribed in Section 262 of the DGCL.

                Within 120 days after the effective date of the Merger, any holder of Shares who has complied with the requirements for exercise of appraisal rights will be entitled, upon written request, to receive from the Surviving Corporation a statement setting forth the aggregate number of Shares not tendered into, and accepted for purchase or exchange in, the Offer and with respect to which demands for appraisal have been received and the aggregate number of holders of such Shares. Such statement must be mailed within ten (10) days after a written request therefor has been received by the Surviving Corporation or within ten (10) days after the expiration of the period for delivery of demands for appraisal, whichever is later. Notwithstanding the foregoing requirement that a demand for appraisal must be made by or on behalf of the record owner of the Shares, a person who is the beneficial owner of Shares held either in a voting trust or by a nominee on behalf of such person, and as to which demand has been properly made and not effectively withdrawn, may, in such person's own name, file a petition for appraisal or request from the Surviving Corporation the statement described in this paragraph.

                Upon the filing of such petition by any such holder of Shares, service of a copy thereof must be made upon the Surviving Corporation, which will then be obligated within 20 days to file with the Delaware Register in Chancery a duly verified list (the "Verified List") containing the names and addresses of all stockholders who have demanded payment for their Shares (the "Dissenting Stockholders") and with whom agreements as to the value of their Shares has not been reached. Upon the filing of a petition by a Dissenting Stockholder, the Delaware Court may order a hearing and that notice of the time and place fixed for the hearing on the petition will be mailed to the Surviving Corporation and all the Dissenting Stockholders shown on the Verified List. Notice will also be published at least one week before the day of the hearing in a newspaper of general circulation published in the City of Wilmington, Delaware, or in another publication deemed advisable by the Delaware Court. The costs relating to these notices will be borne by the Surviving Corporation.

                If a hearing on the petition is held, the Delaware Court is empowered to determine which Dissenting Stockholders have complied with the provisions of Section 262 of the DGCL and are entitled to an appraisal of their Shares. The Delaware Court may require that Dissenting Stockholders submit their Share certificates, if any, to the Delaware Register in Chancery for notation thereon of the pendency of the appraisal proceedings. The Delaware Court is empowered to dismiss the proceedings as to any Dissenting Stockholder who does not comply with such requirement. Accordingly, Dissenting Stockholders are cautioned to retain their Share certificates after the Effective Time and thereafter comply with all orders of the Delaware Court in respect of such certificates. In addition, assuming the Shares remain listed on a national securities exchange immediately before the Effective Time, which we expect to be the case, the Delaware Court is required to dismiss the appraisal proceedings as to all Dissenting Stockholders unless (1) the total number of Shares entitled to appraisal exceeds 1% of the outstanding Shares eligible for appraisal or (2) the value of the consideration provided in the Merger for such total number of Shares exceeds $1 million.

Determination of Fair Value

                After the Delaware Court determines which stockholders are entitled to appraisal, the appraisal proceeding will be conducted in accordance with the rules of the Delaware Court, including any rules specifically governing appraisal proceedings. Through the appraisal proceeding, the Delaware Court will determine the fair value of the Shares exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. Unless the Delaware Court in its discretion determines otherwise for good cause shown, interest from the effective date of the Merger through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the Merger and the date of payment of the judgment. However, at any time before the entry of judgment in the proceedings, the Surviving Corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest will accrue thereafter only upon the sum of (1) the difference, if any, between the amount so paid by the Surviving Corporation and the fair value of the Shares as determined by the Delaware Court, and (2) interest accrued before such voluntary cash payment, unless paid at that time.

                In determining fair value, the Delaware Court is to take into account all relevant factors. In Weinberger v. UOP, Inc., the Supreme Court of Delaware discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that "proof of value by any techniques or methods that are generally considered acceptable in the financial community and otherwise admissible in court" should be considered, and that "fair price obviously requires consideration of all relevant factors involving the value of a company." The Delaware Supreme Court stated that, in making this determination of fair value, the Delaware Court must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts that could be ascertained as of the date of the merger that throw any light on future prospects of the merged corporation. In Weinberger, the Supreme Court of Delaware also stated that "elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered." Section 262 of the DGCL provides that fair value is to be "exclusive of any element of value arising from the accomplishment or expectation of the merger." In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a "narrow exclusion that does not encompass known elements of value," but which rather applies only to the speculative elements of value arising from such accomplishment or expectation.

                Upon application by the Surviving Company or by any holder of Shares entitled to participate in the appraisal proceeding, the Delaware Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any holder of Shares whose name appears on the Verified List and who has submitted such stockholder's stock certificates, if any, to the Delaware Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights. When the fair value of the Shares is determined, the Delaware Court will direct the payment of such value, with interest thereon, if any, to the stockholders entitled thereto, forthwith in the case of uncertificated stockholders or upon surrender by certificated stockholders of their stock certificates. The Delaware Court's decree may be enforced as other decrees in the Delaware Court may be enforced. The Delaware Court may also (i) determine the costs of the proceeding (which do not include attorneys' fees or the fees and expenses of experts) and tax such costs upon the parties as the Delaware Court deems equitable and (ii) upon application of a stockholder, order all or a portion of the expenses incurred by any Dissenting Stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorneys' fees and fees and expenses of experts, to be charged pro rata against the value of all the Shares entitled to appraisal. In the absence of such an order, each party bears its own expenses. Determinations by the Delaware Court are subject to appellate review by the Delaware Supreme Court.

                Stockholders considering whether to seek appraisal should bear in mind that the fair value of their Shares determined under Section 262 of the DGCL could be more than, the same as, or less than the value of the Merger Consideration to be paid in the Merger. Although the Company believes that the Merger Consideration is fair, no representation is made as to the outcome of the appraisal of fair value as determined by the Delaware Court. Neither Parent nor the Company anticipates offering more than the Merger Consideration to any Dissenting Stockholder, and each of Parent and the Company reserve the right to assert, in any appraisal proceeding, that for purposes of Section 262 of the DGCL, the "fair value" of the Shares is less than the Merger Consideration.

                The process of dissenting and exercising appraisal rights requires compliance with technical prerequisites. Stockholders wishing to exercise their appraisal rights should consult with their own legal counsel in connection with compliance with Section 262 of the DGCL.

                Any stockholder who has duly demanded and perfected appraisal rights in compliance with Section 262 of the DGCL will not, after the Effective Time, be entitled to vote his or her Shares for any purpose or be entitled to the payment of dividends or other distributions thereon, except dividends or other distributions payable to holders of record of Shares as of a date prior to the Effective Time.

                If any stockholder who demands appraisal of Shares under Section 262 of the DGCL fails to perfect, successfully withdraws or loses such holder's right to appraisal, such stockholder's Shares will be deemed to have been converted at the Effective Time into the right to receive the Merger Consideration. A stockholder will fail to perfect, or effectively lose, the stockholder's right to appraisal if no petition for appraisal is filed within 120 days after the effective date of the Merger. Inasmuch as the Company has no obligation to file such a petition and has no present intention to do so, any holder of Shares who desires such a petition is advised to file it on a timely basis. In addition, a stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party may withdraw his, her or its demand for appraisal in accordance with Section 262 of the DGCL and accept the Merger Consideration by delivering to the Company a written withdrawal of such stockholder's demand for appraisal and acceptance of the terms of the Merger either within 60 days after the effective date of the Merger or thereafter with the written approval of the Company. Notwithstanding the foregoing, no appraisal proceeding in the Delaware Court will be dismissed as to any stockholder without the approval of the Delaware Court, and such approval may be conditioned upon such terms as the Delaware Court deems just; provided, however, that the limitation set forth in this sentence will not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder's demand for appraisal and to accept the Merger Consideration within 60 days after the effective date of the Merger.

                STOCKHOLDERS WHO TENDER SHARES IN THE OFFER WILL NOT BE ENTITLED TO EXERCISE APPRAISAL RIGHTS WITH RESPECT THERETO BUT, RATHER, WILL RECEIVE THE OFFER PRICE.

                The foregoing summary of the rights of the stockholders of the Company to seek appraisal rights under Delaware law does not purport to be a complete statement of the procedures to be followed by the stockholders of the Company desiring to exercise any appraisal rights available thereunder and is qualified in its entirety by reference to Section 262 of the DGCL. The proper exercise of appraisal rights requires strict adherence to the applicable provisions of the DGCL. A copy of Section 262 of the DGCL is included as Annex B to this Schedule 14D-9.

Business Combination Statute

                A number of states (including Delaware, where Portola is incorporated) have adopted takeover laws and regulations which purport, to varying degrees, to be applicable to attempts to acquire securities of corporations which are incorporated in such states or which have substantial assets, stockholders, principal executive offices or principal places of business therein.

                As a Delaware corporation, the Company is subject to Section 203 of the DGCL, which generally prohibits an "interested stockholder" (generally defined as a person who, together with its affiliates and associates, beneficially owns 15% or more of a corporation's outstanding voting stock) from engaging in a "business combination" (which includes a merger, consolidation, a sale of a significant amount of assets and a sale of stock) with certain Delaware corporations whose stock is listed on a national securities exchange or held of record by more than 2,000 stockholders for three years following the time such person became an interested stockholder, unless, among other exceptions, before the time such person became an interested stockholder, the board of directors of the corporation approved either the business combination or the transaction which resulted in the person becoming an interested stockholder. Neither Alexion nor Purchaser is, or at any time for the past three years has been, an "interested stockholder" of the Company as defined in Section 203 of the DGCL.

                In connection with its approval of the Merger Agreement, the Offer and the Merger, the Portola Board adopted a resolution approving the Merger Agreement and the Transactions, including the Offer and the Merger for purposes of Section 203 of the DGCL, but only insofar as each of the Offer and the Merger are consummated in accordance with the terms of the Merger Agreement.

Stockholder Approval of the Merger Not Required

                The Portola Board has unanimously approved the Merger Agreement, the Offer and the Merger in accordance with the DGCL. Section 251(h) of the DGCL provides that following consummation of a successful tender offer for a public corporation, and subject to certain statutory provisions, if the acquirer holds at least the amount of shares of each class of stock of the acquired corporation that would otherwise be required to adopt the merger agreement governing the merger, and the stockholders that did not tender their shares in the tender offer receive the same consideration for their stock in the merger as was payable in the tender offer, the acquirer can effect a merger without the action of the stockholders of the acquired corporation. Accordingly, if Purchaser consummates the Offer, the Merger Agreement contemplates that the parties will effect the closing of the Merger without a vote of the stockholders of the Company in accordance with Section 251(h) of the DGCL. If the Merger is effected, statutory appraisal rights under Delaware law in connection with the Merger will be available to stockholders who do not tender their Shares in the Offer, properly demand appraisal of their Shares, and otherwise comply with all required procedures under Delaware law. For a description of these appraisal rights, see the information set forth in this Item 8 under the heading "—Appraisal Rights." Stockholders who do not validly exercise appraisal rights under the DGCL will receive the same cash consideration for their Shares as was payable in the Offer following the consummation of the Merger.

Cautionary Statements Regarding Forward-Looking Statements

                To the extent that statements contained in this Schedule 14D-9 are not descriptions of historical facts, they are forward-looking statements reflecting the current beliefs, certain assumptions and current expectations of Portola management and may be identified by words such as "believes," "plans," "anticipates," "projects," "estimates," "expects," "intends," "strategy," "future," "opportunity," "may," "will," "should," "could," "potential," or similar expressions. Such forward-looking statements are based on management's current expectations, beliefs, estimates, projections and assumptions. As such, forward-looking statements are not guarantees of future performance and involve inherent risks and uncertainties that are difficult to predict. As a result, a number of important factors could cause actual results to differ materially from those indicated by such forward-looking statements, including: the risk that the Transactions may not be completed; the possibility that competing offers or acquisition proposals for Portola will be made; the delay or failure of the Offer conditions to be satisfied (or waived), including insufficient Shares being tendered in the Offer; the failure (or delay) to receive the required regulatory approvals of the proposed acquisition; the possibility that prior to the completion of the Transactions, Alexion's or Portola's business may experience significant disruptions due to Transaction-related uncertainty; the effects of disruption from the Transactions of Portola's business and the fact that the announcement and pendency of the Transactions may make it more difficult to establish or maintain relationships with employees, manufactures, suppliers, vendors, business partners and distribution channels to patients; the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement; the risk that stockholder litigation in connection with the Transaction may result in significant costs of defense, indemnification and liability; the failure of the closing conditions set forth in the Merger Agreement to be satisfied (or waived); the anticipated benefits of Portola's therapy (Andexxa) not being realized (including expansion of the number of patients using the therapy); the phase 4 study regarding Andexxa does not meet its designated endpoints and/or is not deemed safe and effective by the Food and Drug Administration ("FDA") or other regulatory agencies (and commercial sales are prohibited or limited); future clinical trials of Portola products not proving that the therapies are safe and effective to the level required by regulators; anticipated Andexxa sales targets are not satisfied; Andexxa does not gain acceptance among physicians, payers and patients; potential future competition by other Factor Xa inhibitor reversal agents; decisions of regulatory authorities regarding the adequacy of the research and clinical tests, marketing approval or material limitations on the marketing of Portola products; delays or failure of product candidates or label extension of existing products to obtain regulatory approval; delays or the inability to launch product candidates (including products with label extensions) due to regulatory restrictions; failure to satisfactorily address matters raised by the FDA and other regulatory agencies; the possibility that results of clinical trials are not predictive of safety and efficacy results of products in broader patient populations; the possibility that clinical trials of product candidates could be delayed or terminated prior to completion for a number of reasons; the adequacy of pharmacovigilance and drug safety reporting processes; and a variety of other risks set forth from time to time in Alexion's or Portola's filings with the SEC, including but not limited to the risks discussed in Alexion's Annual Report on Form 10-K for the year ended December 31, 2019 and in its other filings with the SEC and the risks discussed in Portola's Annual Report on Form 10-K for the year ended December 31, 2019 and in its other filings with the SEC. The risks and uncertainties may be amplified by the COVID-19 pandemic, which has caused significant economic uncertainty. The extent to which the COVID-19 pandemic impacts Portola's and Alexion's businesses, operations, and financial results, including the duration and magnitude of such effects, will depend on numerous factors, which are unpredictable, including, but not limited to, the duration and spread of the outbreak, its severity, the actions to contain the virus or treat its impact, and how quickly and to what extent normal economic and operating conditions can resume. Alexion and Portola disclaim any obligation to update any of these forward-looking statements to reflect events or circumstances after the date hereof, except as required by law.

Item 9.    Exhibits.

                The following Exhibits are filed herewith or incorporated herein by reference.

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated May 27, 2020 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO)
(a)(1)(B)	Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO)
(a)(1)(C)	Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO)
(a)(1)(D)	Form of Letter to Brokers, Dealers Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO)
(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO)

Exhibit No.	Description
(a)(1)(F)	Form of Summary Advertisement, published in the New York Times on, May 27, 2020 (incorporated by reference to Exhibit (a)(1)(F) to the Schedule TO
(a)(5)(A)	Joint Press Release, dated May 5, 2020, issued by Portola and Alexion (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed with the SEC by Portola on May 5, 2020)
(a)(5)(B)	Investor Presentation, dated May 5, 2020 (incorporated by reference to Exhibit 99.(a)(5)(B) to the Schedule TO-C filed by Alexion with the SEC on May 5, 2020)
(a)(5)(C)
Email from Ludwig N. Hantson, the Chief Executive Officer of Alexion, to Alexion employees, dated May 5, 2020 (incorporated by reference to Exhibit 99.(a)(5)(C) to the Schedule TO-C filed by Alexion with the SEC on May 5, 2020)
(a)(5)(D)	Key Talking Points and FAQs for Enterprise Leadership, dated May 5, 2020 (incorporated by reference to Exhibit 99.(a)(5)(D) to the Schedule TO-C filed by Alexion with the SEC on May 5, 2020)
(a)(5)(E)	Transcript of Investor Call on May 5, 2020 (incorporated by reference to Exhibit 99.(A)(5)(E) to the Schedule TO-C filed with the SEC by Alexion on May 6, 2020)
(a)(5)(F)	Portola All Hands Employee Meeting Presentation (incorporated by reference to Exhibit 99.1 to the Schedule 14D-9C filed with the SEC by Portola on May 7, 2020)
(a)(5)(G)	Portola Governmental and Regulatory Officials Communications (incorporated by reference to Exhibit 99.2 to the Schedule 14D-9C filed with the SEC by Portola on May 5, 2020)
(a)(5)(H)	Portola Healthcare Professional Customers Communications (incorporated by reference to Exhibit 99.3 to the Schedule 14D-9C filed with the SEC by Portola on May 5, 2020)
(a)(5)(I)	Portola Clinical Key Opinion Leaders Communications (incorporated by reference to Exhibit 99.4 to the Schedule 14D-9C filed with the SEC by Portola on May 5, 2020)
(a)(5)(J)	Portola Partners, Vendors, Suppliers and Manufacturers Communications (incorporated by reference to Exhibit 99.5 to the Schedule 14D-9C filed with the SEC by Portola on May 5, 2020)
(a)(5)(K)	Portola Investors and Analysts Statements (incorporated by reference to Exhibit 99.6 to the Schedule 14D-9C filed with the SEC by Portola on May 5, 2020)
(a)(5)(L)	Portola All Hands Employee Meeting Presentation (incorporated by reference to Exhibit 99.7 to the Schedule 14D-9C filed with the SEC by Portola on May 5, 2020)
(a)(5)(M)	Portola All Hands Employee Meeting Presentation (incorporated by reference to Exhibit 99.1 to the Schedule 14D-9C filed with the SEC by Portola on May 7, 2020)
(a)(5)(N)	General Question and Answers to Portola employees (incorporated by reference to Exhibit 99.1 to the Schedule 14D-9C filed with the SEC by Portola on May 26, 2020)
(e)(1)	Agreement and Plan of Merger, dated May 5, 2020, by and among Alexion, Portola and Purchaser (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by Portola with the SEC on May 7, 2020)
(e)(2)	Confidentiality Agreement, dated April 4, 2020, by and between Alexion and Portola (incorporated by reference to Exhibit (d)(2) to the Schedule TO)

Exhibit No.	Description
(e)(3)	Portola Definitive Proxy Statement (incorporated by reference to Schedule 14A filed by Portola with the SEC on April 20, 2020)
(e)(4)
Portola 2003 Equity Incentive Plan, as amended, and Form of Stock Option Agreement and Form of Stock Option Grant Notice (incorporated by reference to Exhibit 10.2 to the Registration Statement on Form S-1, filed by Portola with the SEC on April 12, 2013)
(e)(5)	Portola 2013 Equity Incentive Plan and Amendment (incorporated by reference to Exhibit 10.3 to the Quarterly Report on Form 10-Q, filed by Portola on May 8, 2019)
(e)(6)	Portola Amended and Restated Inducement Plan and Amendment (incorporated by reference by Exhibit 10.28 to the Quarterly Report on Form 10-Q, filed by Portola with the SEC on May 8, 2019)
(e)(7)
Form of Restricted Stock Unit Award Grant Notice and Award Agreement—2013 Equity Incentive Plan (incorporated by reference to Exhibit 10.25 to the Annual Report on Form 10-K, filed by Portola with the SEC on March 2, 2015)
(e)(8)
Form of Restricted Stock Unit Award Grant Notice and Award Agreement for Directors—2013 Equity Incentive Plan (incorporated by reference to Exhibit 10.30 to the Quarterly Report on Form 10-Q, filed by Portola with the SEC on August 9, 2016)
(e)(9)
Form of Performance Stock Unit Award Grant Notice and Award Agreement—2013 Equity Incentive Plan (incorporated by reference to Exhibit 10.26 to the Annual Report on Form 10-K, filed by Portola with SEC on February 29, 2016)
(e)(10)	Form of Executive Severance Benefit Agreement (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K, filed by Portola with the SEC on October 12, 2018)
(e)(11)
Offer Letter by and between Portola and John B. Moriarty, dated January 18, 2018 (incorporated by reference to Exhibit 10.41 to the Quarterly Report on Form 10-Q, filed by Portola with SEC on August 9, 2018)
(e)(12)	Offer Letter by and between Portola and Glenn Brame, dated June 8, 2018 (incorporated by reference to Exhibit 10.42 to the Quarterly Report on Form 10-Q, filed by Portola with SEC on August 9, 2018)
(e)(13)
Offer Letter by and between Portola and Scott Garland dated September 10, 2018 (incorporated by reference to Exhibit 10.43 to the Current Report on Form 8-K, filed by Portola with SEC on September 20, 2018)
(e)(14)	Offer Letter by and between Portola and Ernie Meyer, dated June 26, 2018 (incorporated by reference to Exhibit 10.48 to the Quarterly Report on Form 10-Q, filed by Portola with SEC on May 8, 2019)
(e)(15)
Offer Letter by and between Portola and Sheldon Koenig, dated January 17, 2019 (incorporated by reference to Exhibit 10.49 to the Quarterly Report on Form 10-Q, filed by Portola with SEC on May 8, 2019)
(e)(16)
Offer Letter by and between Portola and Mardi C. Dier dated July 28, 2006 (incorporated by reference to Exhibit 10.17 to the Registration Statement on Form S-1, filed by Portola with the SEC on April 12, 2013)

Exhibit No.	Description
(e)(17)	Amended and Restated Non-Employee Director Compensation Policy (incorporated by reference to Exhibit 10.5 to the Quarterly Report on Form 10-Q, filed by Portola with the SEC on May 10, 2020)
(e)(18)	Amended Non-Employee Director Compensation Policy (incorporated by reference to Exhibit 10.5 to the Quarterly Report on Form 10-Q, filed by Portola with the SEC on August 7, 2019)
(e)(19)
Form of Indemnity Agreement between Portola and its directors and officers (incorporated by reference to Exhibit 10.1 to the Registration Statement on Form S-1, filed by Portola with the SEC on April 12, 2013)

*
Filed herewith

SIGNATURES

                After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PORTOLA PHARMACEUTICALS, INC.
Date: May 27, 2020	By:	/s/ JOHN B. MORIARTY, JR.
		Name:	John B. Moriarty, Jr.
		Title:	Executive Vice President, General Counsel and Secretary

Annex A

Opinion of Centerview Partners LLC

Centerview Partners LLC 31 West 52nd Street New York, NY 10019
May 4, 2020

The Board of Directors
Portola Pharmaceuticals, Inc.
270 E. Grand Avenue
South San Francisco, CA 94080

The Board of Directors:

                You have requested our opinion as to the fairness, from a financial point of view, to the holders of the outstanding shares of common stock, par value $0.001 per share (the "Shares") (other than Excluded Shares, as defined below), of Portola Pharmaceuticals, Inc., a Delaware corporation (the "Company"), of the $18.00 per Share in cash, without interest, proposed to be paid to such holders pursuant to the Agreement and Plan of Merger proposed to be entered into (the "Agreement") by and among Alexion Pharmaceuticals, Inc., a Delaware corporation ("Parent"), Odyssey Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Parent ("Merger Sub"), and the Company. The Agreement provides (i) for Merger Sub to commence a tender offer to purchase all of the Shares (the "Tender Offer") at a price of $18.00 per Share, net to the seller in cash without interest, for each Share accepted and (ii) that, following completion of the Tender Offer, Merger Sub will be merged with and into the Company (the "Merger" and, collectively with the Tender Offer and the other transactions contemplated by the Agreement, the "Transaction"), as a result of which the Company will become a wholly owned subsidiary of Parent and each issued and outstanding Share immediately prior to the effective time of the Merger (other than (i) Dissenting Shares (as defined in the Agreement) and (ii) Shares held, prior to the Effective Time (as defined in the Agreement), in the Company's treasury or by Parent or Merger Sub (the shares referred to in clauses (i) and (ii), together with any Shares held by any affiliate of the Company or Parent, "Excluded Shares")) will be converted into the right to receive $18.00 per Share in cash, without interest, (the $18.00 per Share consideration to be paid in the Tender Offer and the Merger, the "Consideration"). The terms and conditions of the Transaction are more fully set forth in the Agreement.

                We have acted as financial advisor to the Board of Directors of the Company in connection with the Transaction. We will receive a fee for our services in connection with the Transaction, a portion of which is payable upon the rendering of this opinion and a substantial portion of which is contingent upon the consummation of the Merger. In addition, the Company has agreed to reimburse certain of our expenses arising, and indemnify us against certain liabilities that may arise, out of our engagement.

                We are a securities firm engaged directly and through affiliates and related persons in a number of investment banking, financial advisory and merchant banking activities. In the past two years, except for

31 WEST 52ND STREET, 22ND FLOOR, NEW YORK, NY 10019
PHONE: (212) 380-2650 FAX: (212) 380-2651 WWW.CENTERVIEWPARTNERS.COM

NEW YORK * LONDON * PARIS * SAN FRANCISCO * PALO ALTO * LOS ANGELES

The Board of Directors
Portola Pharmaceuticals, Inc.
May 4, 2020

our current engagement, we have not been engaged to provide financial advisory or other services to the Company, and we have not received any compensation from the Company during such period. In the past two years, we have not been engaged to provide financial advisory or other services to Parent or Merger Sub, and we have not received any compensation from Parent or Merger Sub during such period. We may provide financial advisory and other services to or with respect to the Company or Parent or their respective affiliates in the future, for which we may receive compensation. Certain (i) of our and our affiliates' directors, officers, members and employees, or family members of such persons, (ii) of our affiliates or related investment funds and (iii) investment funds or other persons in which any of the foregoing may have financial interests or with which they may co-invest, may at any time acquire, hold, sell or trade, in debt, equity and other securities or financial instruments (including derivatives, bank loans or other obligations) of, or investments in, the Company, Parent, or any of their respective affiliates, or any other party that may be involved in the Transaction.

                In connection with this opinion, we have reviewed, among other things: (i) a draft of the Agreement dated May 4, 2020 (the "Draft Agreement"); (ii) Annual Reports on Form 10-K of the Company for the years ended December 31, 2019, December 31, 2018 and December 31, 2017; (iii) certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company; (iv) certain publicly available research analyst reports for the Company; (v) certain other communications from the Company to its stockholders; and (vi) certain internal information relating to the business, operations, earnings, cash flow, assets, liabilities and prospects of the Company, including certain financial forecasts, analyses and projections relating to the Company prepared by management of the Company and furnished to us by the Company for purposes of our analysis (the "Forecasts")(collectively, the "Internal Data"). We have also participated in discussions with members of the senior management and representatives of the Company regarding their assessment of the Internal Data. In addition, we reviewed publicly available financial and stock market data, including valuation multiples, for the Company and compared that data with similar data for certain other companies, the securities of which are publicly traded, in lines of business that we deemed relevant. We also compared certain of the proposed financial terms of the Transaction with the financial terms, to the extent publicly available, of certain other transactions that we deemed relevant and conducted such other financial studies and analyses and took into account such other information as we deemed appropriate.

                We have assumed, without independent verification or any responsibility therefor, the accuracy and completeness of the financial, legal, regulatory, tax, accounting and other information supplied to, discussed with, or reviewed by us for purposes of this opinion and have, with your consent, relied upon such information as being complete and accurate. In that regard, we have assumed, at your direction, that the Internal Data (including, without limitation, the Forecasts) has been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company as to the matters covered thereby and we have relied, at your direction, on the Internal Data for purposes of our analysis and this opinion. We express no view or opinion as to the Internal Data or the assumptions on which it is based. In addition, at your direction, we have not made any independent evaluation or appraisal of any of the assets or liabilities (contingent, derivative, off-balance-sheet or otherwise) of the Company, nor have we been furnished with any such evaluation or appraisal, and we have not been asked to conduct, and did not conduct, a physical inspection of the properties or assets of the Company. We have assumed, at your direction, that the final executed Agreement will not differ in any respect material to our analysis or this opinion from the Draft Agreement reviewed by us. We have also assumed, at your direction, that the Transaction will be consummated on the terms set forth in the Agreement and in accordance with all applicable laws and other relevant documents or requirements, without delay or the waiver, modification or amendment of any term, condition or agreement, the effect of which would be material to our analysis or this opinion and that, in the course

The Board of Directors
Portola Pharmaceuticals, Inc.
May 4, 2020

of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Transaction, no delay, limitation, restriction, condition or other change will be imposed, the effect of which would be material to our analysis or this opinion. We have not evaluated and do not express any opinion as to the solvency or fair value of the Company, or the ability of the Company to pay its obligations when they come due, or as to the impact of the Transaction on such matters, under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. We are not legal, regulatory, tax or accounting advisors, and we express no opinion as to any legal, regulatory, tax or accounting matters.

                We express no view as to, and our opinion does not address, the Company's underlying business decision to proceed with or effect the Transaction, or the relative merits of the Transaction as compared to any alternative business strategies or transactions that might be available to the Company or in which the Company might engage. This opinion is limited to and addresses only the fairness, from a financial point of view, as of the date hereof, to the holders of the Shares (other than Excluded Shares) of the Consideration to be paid to such holders pursuant to the Agreement. We have not been asked to, nor do we express any view on, and our opinion does not address, any other term or aspect of the Agreement or the Transaction, including, without limitation, the structure or form of the Transaction, or any other agreements or arrangements contemplated by the Agreement or entered into in connection with or otherwise contemplated by the Transaction, including, without limitation, the fairness of the Transaction or any other term or aspect of the Transaction to, or any consideration to be received in connection therewith by, or the impact of the Transaction on, the holders of any other class of securities, creditors or other constituencies of the Company or any other party. In addition, we express no view or opinion as to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to be paid or payable to any of the officers, directors or employees of the Company or any party, or class of such persons in connection with the Transaction, whether relative to the Consideration to be paid to the holders of the Shares pursuant to the Agreement or otherwise. Our opinion is necessarily based on financial, economic, monetary, currency, market and other conditions and circumstances as in effect on, and the information made available to us as of, the date hereof, and we do not have any obligation or responsibility to update, revise or reaffirm this opinion based on circumstances, developments or events occurring after the date hereof. Our opinion does not constitute a recommendation to any stockholder of the Company as to whether or not such holder should tender Shares in connection with the Tender Offer, or otherwise act with respect to the Transaction or any other matter.

                Our financial advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company (in their capacity as directors and not in any other capacity) in connection with and for purposes of its consideration of the Transaction. The issuance of this opinion was approved by the Centerview Partners LLC Fairness Opinion Committee.

                Based upon and subject to the foregoing, including the various assumptions made, procedures followed, matters considered, and qualifications and limitations set forth herein, we are of the opinion, as of the date hereof, that the Consideration to be paid to the holders of Shares (other than Excluded Shares) pursuant to the Agreement is fair, from a financial point of view, to such holders.

Very truly yours,
/s/CENTERVIEW PARTNERS LLC
CENTERVIEW PARTNERS LLC

Annex B
SECTION 262 OF THE DELAWARE GENERAL CORPORATION LAW, APPRAISAL RIGHTS

§ 262. Appraisal rights

                (a)           Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder's shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word "stockholder" means a holder of record of stock in a corporation; the words "stock" and "share" mean and include what is ordinarily meant by those words; and the words "depository receipt" mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

                (b)           Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

  (1)
  Provided, however, that, except as expressly provided in § 363(b) of this title, no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation (or, in the case of a merger pursuant to § 251(h), as of immediately prior to the execution of the agreement of merger), were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

  (2)
  Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

  a.
  Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

  b.
  Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

  c.
  Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

  d.
  Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

  (3)
  In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

  (4)
  In the event of an amendment to a corporation's certificate of incorporation contemplated by § 363(a) of this title, appraisal rights shall be available as contemplated by § 363(b) of this title, and the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as practicable, with the word "amendment" substituted for the words "merger or consolidation," and the word "corporation" substituted for the words "constituent corporation" and/or "surviving or resulting corporation."

                (c)           Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the provisions of this section, including those set forth in subsections (d), (e), and (g) of this section, shall apply as nearly as is practicable.

                (d)           Appraisal rights shall be perfected as follows:

  (1)
  If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder's shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder's shares; provided that a demand may be delivered to the corporation by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder's shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

  (2)
  If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if

    1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of giving such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days after the date of giving such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder's shares; provided that a demand may be delivered to the corporation by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder's shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder's shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

                (e)           Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder's demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon request given in writing (or by electronic transmission directed to an information processing system (if any) expressly designated for that purpose in the notice of appraisal), shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation (or, in the case of a merger approved pursuant to § 251(h) of this title, the aggregate number of shares (other than any excluded stock (as defined in § 251(h)(6)d. of this title)) that were the subject of, and were not tendered into, and accepted for purchase or exchange in, the offer referred to in § 251(h)(2)), and, in either case, with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such statement shall be given to the stockholder within 10 days after such stockholder's request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person's own name, file a petition or request from the corporation the statement described in this subsection.

                (f)            Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

                (g)           At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder. If immediately before the merger or consolidation the shares of the class or series of stock of the constituent corporation as to which appraisal rights are available were listed on a national securities exchange, the Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger or consolidation for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to § 253 or § 267 of this title.

                (h)           After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, and except as provided in this subsection, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court, and (2) interest theretofore accrued, unless paid at that time.

Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder's certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

                (i)            The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court's decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

                (j)            The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney's fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

                (k)           From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder's demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder's demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

                (l)            The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.